United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements

December 31, 2013

IFRS

Filed with the CVM, SEC and HKEx on

February 26, 2014

Vale S.A.

Vale S.A.

Consolidated financial statements at December 31, 2013 and 2012 and report of independent registered public accounting firm

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Vale S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries (the “Company”) at December 31, 2013, December 31, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework, 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 6 to the consolidated financial statements, the Company changed the manner in which it accounts for employee benefits in 2013.

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rio de Janeiro, February 26, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Ivan Michael Clark

Contador CRC 1MG061100/O-3 “S” RJ

Consolidated Balance Sheet

In millions of United States Dollars

	Notes	December 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)
Assets
Current assets
Cash and cash equivalents	9	5,321	5,832	3,531
Short-term investments		3	246	—
Derivative financial instruments	25	201	281	595
Accounts receivable	10	5,703	6,795	8,505
Related parties	32	261	384	82
Inventories	11	4,125	5,052	5,251
Prepaid income taxes		2,375	720	464
Recoverable taxes	12	1,579	1,540	1,771
Advances to suppliers		125	256	393
Others		918	963	946
		20,611	22,069	21,538
Non-current assets held for sale and discontinued operation	7	3,766	457	—
		24,377	22,526	21,538
Non-current assets
Related parties	32	108	408	509
Loans and financing agreements receivable		241	246	210
Judicial deposits	19	1,490	1,515	1,464
Recoverable income taxes		384	440	336
Deferred income taxes	21	4,523	4,053	1,909
Recoverable taxes	12	285	218	258
Derivative financial instruments	25	140	45	60
Deposit on incentive and reinvestment		191	160	229
Others		738	489	527
		8,100	7,574	5,502

Investments	13	3,584	6,384	8,013
Intangible assets, net	14	6,871	9,211	9,521
Property, plant and equipment, net	15	81,665	84,882	82,342
		100,220	108,051	105,378
Total		124,597	130,577	126,916

(i) Recast according to Note 6.

Consolidated Balance Sheet

In millions of United States Dollars

(continued)

	Notes	December 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		3,772	4,529	4,814
Payroll and related charges		1,386	1,481	1,307
Derivative financial instruments	25	238	347	73
Loans and financing	17	1,775	3,471	1,517
Related parties	32	205	207	24
Income Taxes Settlement Program	19 and 20	470	—	—
Taxes and royalties payable		327	324	524
Provision for income taxes		378	641	507
Employee postretirement obligations	22	97	205	169
Asset retirement obligations	18	96	70	73
Dividends and interest on capital		—	—	1,181
Others		420	1,127	904
		9,164	12,402	11,093

Liabilities directly associated with non-current assets held for sale and discontinued operation	7	448	169	—
		9,612	12,571	11,093
Non-current liabilities
Derivative financial instruments	25	1,492	783	663
Loans and financing	17	27,670	26,799	21,538
Related parties	32	5	72	91
Employee postretirement obligations	22	2,198	3,310	2,477
Provisions for litigation	19	1,276	2,065	1,686
Income Taxes Settlement Program	19 and 20	6,507	—	—
Deferred income taxes	21	3,228	3,427	5,465
Asset retirement obligations	18	2,548	2,678	1,849
Stockholders’ Debentures	31(d)	1,775	1,653	1,336
Redeemable noncontrolling interest		276	487	505
Goldstream transaction	30	1,497	—	—
Others		1,577	1,905	2,398
		50,049	43,179	38,008
Total liabilities		59,661	55,750	49,101

Stockholders’ equity	26
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2,108,579,618 in 2012 and 2,108,579,618 in 2011) issued		22,907	22,907	22,907
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (3,256,724,482 in 2012 and 3,256,724,482 in 2011) issued		37,671	37,671	37,671
Mandatorily convertible notes - common shares		—	—	191
Mandatorily convertible notes - preferred shares		—	—	422
Treasury stock - 140,857,692 (140,857,692 in 2012 and 181,099,814 in 2011) preferred and 71,071,482 (71,071,482 in 2012 and 86,911,207 in 2011) common shares		(4,477)	(4,477)	(5,662)
Results from operations with noncontrolling stockholders		(400)	(400)	7
Results on conversion of shares		(152)	(152)	—
Unrealized fair value gain (losses)		(1,202)	(2,044)	(753)
Cumulative translation adjustments		(20,588)	(18,663)	(20,411)
Retained earnings and revenue reserves		29,566	38,397	41,728
Total company stockholders’ equity		63,325	73,239	76,100
Noncontrolling interests		1,611	1,588	1,715
Total stockholders’ equity		64,936	74,827	77,815
Total liabilities and stockholders’ equity		124,597	130,577	126,916

(i) Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

In millions of United States Dollars, except as otherwise stated

	Year ended as at December 31,
	Notes	2013	2012	2011
			(i)	(i)
Continued operations
Net operating revenue	27	46,767	46,553	60,075
Cost of goods sold and services rendered	28	(24,245)	(25,390)	(24,528)
Gross profit		22,522	21,163	35,547

Operating (expenses) income
Selling and administrative expenses	28	(1,302)	(2,172)	(2,271)
Research and evaluation expenses		(801)	(1,465)	(1,671)
Pre operating and stoppage operation		(1,859)	(1,592)	(1,293)
Other operating expenses, net	28	(984)	(1,996)	(1,482)
		(4,946)	(7,225)	(6,717)
Impairment of non-current assets	16	(2,298)	(4,023)	—
Gain (loss) on measurement or sales of non-current assets	8	(215)	(506)	1,494
Operating income		15,063	9,409	30,324

Financial income	29	2,699	1,595	1,890
Financial expenses	29	(11,031)	(5,617)	(5,439)
Equity results from associates and joint controlled entities	13	469	645	1,138
Results on sale investments from associates and joint controlled entities	8	41	—	—
Impairment of investment	16	—	(1,941)	—
Net income before income taxes		7,241	4,091	27,913

Income taxes	21
Current tax		(7,786)	(2,503)	(5,539)
Deferred tax		953	3,677	274
		(6,833)	1,174	(5,265)

Income from continuing operations		408	5,265	22,648
Loss attributable to noncontrolling interests		(178)	(257)	(233)
Net income attributable to the Company’s stockholders		586	5,522	22,881

Discontinued Operations	7
Loss from discontinued operations		(2)	(68)	(86)
Loss attributable to the Company’s stockholders		(2)	(68)	(86)

Net income		406	5,197	22,562
Loss attributable to noncontrolling interests		(178)	(257)	(233)
Net income attributable to the Company’s stockholders		584	5,454	22,795

Earnings per share attributable to the Company’s stockholders:	26e)
Basic and diluted earnings per share:
Common share		0.11	1.06	4.34
Preferred share		0.11	1.06	4.34

(i) Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Other Comprehensive Income

In millions of United States Dollars

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income	406	5,197	22,562

Other comprehensive income
Item that will not be reclassified subsequently to income
Cumulative translation adjustments	(9,830)	(7,695)	(9,849)

Retirement benefit obligations
Gross balance as of the year	914	(929)	(472)
Effect of tax	(284)	274	139
	630	(655)	(333)
Total items that will not be reclassified subsequently to income	(9,200)	(8,350)	(10,182)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance as of the year	2,822	5,290	5,322
Transfer results realized to the net income	435	117	—
	3,257	5,407	5,322
Unrealized results on available-for-sale investments
Gross balance as of the year	193	(1)	3
Transfer results realized to the net income	(194)	—	—
	(1)	(1)	3

Cash flow hedge
Gross balance as of the year	(103)	34	216
Effect of tax	12	(8)	11
Transfer results realized to the net income, net of taxes	40	(147)	(98)
	(51)	(121)	129
Total of items that will be reclassified subsequently to income	3,205	5,285	5,454
Total other comprehensive income	(5,589)	2,132	17,834

Other comprehensive income attributable to noncontrolling interests	(175)	(223)	(308)
Other comprehensive income attributable to the Company’s stockholders	(5,414)	2,355	18,142
	(5,589)	2,132	17,834

(i) Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Stockholder’s Equity

In millions of United States Dollars

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2010	45,266	1,002	764	411	43,504	(2,660)	(15)	(20,963)	—	67,309	2,515	69,824
Changes in accounting policies (Note 6)	—	—	—	—	—	—	(642)	263	(93)	(472)	—	(472)
January 1, 2011 (i)	45,266	1,002	764	411	43,504	(2,660)	(657)	(20,700)	(93)	66,837	2,515	69,352
Net income	—	—	—	—	—	—	—	—	22,795	22,795	(233)	22,562
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(333)	—	—	(333)	—	(333)
Cash flow hedge	—	—	—	—	—	—	128	—	—	128	1	129
Unrealized fair value results	—	—	—	—	—	—	3	—	—	3	—	3
Translation adjustments	—	—	—	—	(2,778)	—	106	289	(2,068)	(4,451)	(76)	(4,527)
Contribution and distribution - stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(404)	—	—	—	—	—	(404)	(625)	(1,029)
Additional remuneration for mandatorily convertible notes	—	—	(151)	—	—	—	—	—	—	(151)	—	(151)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	31	31
Capitalization of reserves	15,312	(1,002)	—	—	(14,310)	—	—	—	—	—	—	—
Repurchases of stock	—	—	—	—	—	(3,002)	—	—	—	(3,002)	—	(3,002)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	207	207
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(105)	(105)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(5,322)	(5,322)	—	(5,322)
Appropriation to undistributed retained earnings	—	—	—	—	15,389	—	—	—	(15,389)	—	—	—
December 31, 2011 (i)	60,578	—	613	7	41,805	(5,662)	(753)	(20,411)	(77)	76,100	1,715	77,815
Net income	—	—	—	—	—	—	—	—	5,454	5,454	(257)	5,197
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(655)	—	—	(655)	—	(655)
Cash flow hedge	—	—	—	—	—	—	(121)	—	—	(121)	—	(121)
Unrealized fair value results	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)
Translation adjustments	—	—	—	—	(3,585)	—	(26)	1,748	(459)	(2,322)	34	(2,288)
Contribution and distribution - stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(407)	—	—	—	—	—	(407)	(54)	(461)
Additional remuneration for mandatorily convertible notes	—	—	(68)	—	—	—	—	—	—	(68)	—	(68)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	43	43
Realization of reserves	—	—	—	—	(362)	—	—	—	362	—	—	—
Results on conversion of shares	—	(152)	(545)	—	—	1,185	(488)	—	—	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	181	181
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(74)	(74)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(4,741)	(4,741)	—	(4,741)
Appropriation to undistributed retained earnings	—	—	—	—	531	—	—	—	(531)	—	—	—
December 31, 2012 (i)	60,578	(152)	—	(400)	38,389	(4,477)	(2,044)	(18,663)	8	73,239	1,588	74,827
Net income	—	—	—	—	—	—	—	—	584	584	(178)	406
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	630	—	—	630	—	630
Cash flow hedge	—	—	—	—	—	—	(51)	—	—	(51)	—	(51)
Unrealized fair value results	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)
Translation adjustments	—	—	—	—	(4,901)	—	264	(1,925)	(14)	(6,576)	3	(6,573)
Contribution and distribution - stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	78	78
Realization of reserves	—	—	—	—	(3,936)	—	—	—	3,936	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	211	211
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(91)	(91)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(4,500)	(4,500)	—	(4,500)
Appropriation to undistributed retained earnings	—	—	—	—	(14)	—	—	—	(14)	—	—	—
December 31, 2013	60,578	(152)	—	(400)	29,566	(4,477)	(1,202)	(20,588)	—	63,325	1,611	64,936

(i) Recast according to Note 6.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

In millions of United States Dollars

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Cash flow from operating activities:
Net income from continuing operations	408	5,265	22,648
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint venture	(469)	(645)	(1,138)
Loss (gain) on measurement or sales of non-current assets	215	506	(1,494)
Results on sale investments from associates and joint controlled entities	(41)	—	—
Loss on disposal of property, plant and equipment	508	197	189
Impairment on non-current assets	2,298	5,964	—
Depreciation, amortization and depletion	4,150	4,155	3,836
Deferred income taxes	(953)	(3,677)	(274)
Foreign exchange and indexation, net	724	1,314	3,178
Unrealized derivative losses, net	791	613	490
Stockholders’ Debentures	368	109	210
Other	74	(452)	(122)
Decrease (increase) in assets:
Accounts receivable	608	1,951	(768)
Inventories	346	(675)	(1,562)
Recoverable taxes	(2,405)	229	(560)
Other	(132)	537	(288)
Increase (decrease) in liabilities:
Suppliers and contractors	(124)	(229)	1,068
Payroll and related charges	59	170	263
Taxes and contributions	843	(163)	(2,490)
Gold stream transaction	1,319	—	—
Income taxes - settlement program	7,030	—	—
Other	(1,075)	552	20
Net cash provided by operating activities from continuing operations	14,542	15,721	23,206
Net cash provided by operating activities from discontinued operations	250	414	252
Net cash provided by operating activities	14,792	16,135	23,458
Cash flow from continuing investing activities:
Short-term investments	357	(246)	1,793
Loans and advances	(14)	293	(178)
Guarantees and deposits	(147)	(135)	(169)
Additions to investments	(378)	(474)	(504)
Additions to property, plant and equipment and intangible	(13,105)	(15,322)	(15,862)
Dividends and interest on capital received from associates and joint venture	834	460	1,038
Proceeds from disposal of assets\ Investments	2,030	974	1,081
Proceeds from Gold stream transaction	581	—	—
Net cash used in investing activities from continuing operations	(9,842)	(14,450)	(12,801)
Net cash used in investing activities from discontinued operations	(766)	(437)	(230)
Net cash used in investing activities	(10,608)	(14,887)	(13,031)
Cash flow from continuing financing activities:
Financial institutions - Loans and financing
Additions	3,310	9,333	2,442
Repayments	(3,347)	(1,712)	(3,577)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(4,500)	(6,000)	(9,000)
Dividends and interest on capital attributed to noncontrolling interest	(20)	(45)	(100)
Transactions with noncontrolling stockholders	—	(411)	(1,134)
Treasury stock	—	—	(3,002)
Net cash provided by (used in) financing activities from continuing operations	(4,557)	1,165	(14,371)
Net cash used in financing activities from discontinued operations	87	—	—
Net cash provided by (used in) used in financing activities	(4,470)	1,165	(14,371)
Increase in cash and cash equivalents	(286)	2,413	(3,944)
Cash and cash equivalents of cash, beginning of the year	5,832	3,531	7,584
Effect of exchange rate changes on cash and cash equivalents	(225)	(112)	(109)
Cash and cash equivalents, end of the year	5,321	5,832	3,531
Cash paid during the year for (ii):
Interest on Loans and financing	(1,535)	(1,316)	(1,146)
Income taxes	(2,405)	(1,238)	(7,293)
Income taxes - settlement program	(2,594)	—	—
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	235	335	234
Additions to property, plant and equipment - Costs of assets retirement obligations	190	299	197
Additions to investments	—	—	3,817

(i) Recast according to Note 6.

(ii) Amounts paid are classified as cash flows from operating activities.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.                                     Operational Context

Vale S.A. (the “Parent Company”) is a public limited liability company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 27.

Our principal consolidated operating subsidiaries at December 31, 2013 were as follow:

Entities	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Salobo Metais S.A.	100.00	100.00	Brazil	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and Research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics of iron ore

As explained in Note 7, the Company is discontinuing its General Cargo Logistic segment, which includes the following entities:

Entities	% ownership	% voting capital	Location
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil
VLI Multimodal S.A.	100.00	100.00	Brazil
VLI Operações de Terminais S.A.	100.00	100.00	Brazil
VLI Operações Portuárias S.A.	100.00	100.00	Brazil
VLI Participações S.A.	100.00	100.00	Brazil
VLI S.A.	100.00	100.00	Brazil
Ultrafértil S.A	100.00	100.00	Brazil
TUF Empreendimentos e Participações S.A.	100.00	100.00	Brazil
SL Serviços Logísticos S.A.	100.00	100.00	Brazil

2.                                      Summary of the Main Accounting Practices and Accounting Estimates

a)                                    Basis of preparation

Consolidated financial statements of the Company (“Financial Statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through Statement of Income and available for sale financial instruments measured at fair value through Statement of Comprehensive Income; and (ii) the impairment loss.

We evaluated subsequent events through February 26, 2014, which was the date of the Financial statement were approved by the Board of Directors.

b)                                     Functional currency and presentation currency

Financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these financial statements are presented in United States Dollars (“USD” or “US$”) as we understand this is how our international investors are used to analyze our financial statements in order to take their decisions.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the year are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the dates of the transactions and; (iii) capital, capital reserves and treasury stock are translated at the rate at the dates of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	Year ended as at December 31,
	2013	2012	2011
US Dollar - US$	2.3426	2.0435	1.8683
Canadian Dollar - CAD	2.2031	2.0546	1.8313
Australian Dollar - AUD	2.0941	2.1197	1.9092
Euro - EUR or €	3.2265	2.6954	2.4165

c)                                      Consolidation and investments

Financial statements reflect balances of assets and liabilities and the transactions of the Parent Company and its direct and indirect controlled entities (“Subsidiaries”), eliminating intercompany transactions. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if the Company does not own a majority of the voting capital.

For entities over which the Company has joint control (“Joint Ventures”) or significant influence, but not control (“Associates”), the investments are measured using the equity method.

The accounting practices of subsidiaries, joint ventures and associated companies are set to ensure consistency with the policies adopted by the Parent Company. Transactions between consolidated companies, as well as balances, unrealized profits and losses on these transactions are eliminated. Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the extent of the Company.

We evaluate the carrying values of our equity investments with reference to the publicly quoted market prices when available. If the quoted market price is lower than book value and this decline is considered other than temporary, we will write-down our equity investments to the level of the quoted market value.

For interests in joint arrangements operations (“joint operations”), Vale recognizes its share of assets, liabilities and transactions.

d)                                     Business combinations

When Vale acquires control over an entity, the identifiable assets acquired the liabilities and contingent liabilities assumed and the noncontrolling stockholders’ interests recognized are measured initially at their fair values as at the acquisition date.

The excess of the consideration transferred plus the fair value of assets acquired the liabilities and contingent liabilities assumed and the noncontrolling stockholders’ interests recognized is recorded as goodwill, which is allocated to each cash-generating unit acquired.

e)                                      Noncontrolling stockholders’ interests

Investments held by investors in entities controlled by Vale are classified as noncontrolling stockholders’ interests. The Company treats transactions with noncontrolling stockholders’ interests as transactions with equity owners of the Group.

For purchases of noncontrolling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of noncontrolling stockholders’ interest, are also recorded in stockholders’ equity.

When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in the Statement of Income. Any amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders’ interests relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders’ interests are reclassified to the Statement of Income.

f)                                       Segment information and revenues by geographic area

The Company discloses information by business segment and revenue by geographic unit, in accordance with the principles and concepts used by the chief operating decision makers in evaluating performance and allocating resources. The information is analyzed by operating segment as follows:

Bulk Material — Includes the extraction of iron ore and pellet production and logistic (including railroads, ports and terminals) linked to bulk material mining operations. The manganese ore, ferroalloys and coal are also included in this segment.

Base metals — Includes the production of non-ferrous minerals, including nickel operations (co-products and by-products) and copper.

Fertilizers — Includes three major groups of nutrients: potash, phosphate and nitrogen.

General Cargo Logistics — comprises the logistics services provided to third parties (including rail, port and shipping service) not linked to the other Vale Operating Segments. Assets and liabilities related to this segment are classified as assets and liabilities held for sale and discontinued operations (Note 7).

Other — comprises sales and expenses of other products and investments in joint ventures and associate in other businesses.

g)                                     Current and non-current assets or liabilities

We classify assets and liabilities as current when it expects to realize the assets or to settle the liabilities, within twelve months from the end of the reporting period. Others assets and liabilities are classified as non-current.

h)                                     Cash equivalents and short-term investments

The amounts recorded as cash and cash equivalents correspond to the amount available in cash, bank deposits and short-term investments that have immediate liquidity and original maturities within three months. Other investments with maturities after three months are recognized at fair value through income and presented in short-term investments.

i)                                        Accounts receivables

Account receivables are financial instruments classified in the category Loan and Receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

j)                                        Inventories

Inventory of products is stated at the lower of the average cost of acquisition or production and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

Ore Piles are counted as processed when the ore is extracted from the mine. The cost of the finished product is composed of depreciation and any direct cost required converting ore heaps finished products.

Inventory of maintenance supplies are measured at the lower of cost and net realizable value and, where applicable, an estimate of losses on obsolete or slow-moving inventory is recognized.

k)                                     Non-current assets and liabilities held for sale

When the Company is committed to a sale plan of a set of assets and liabilities available for immediate disposal, these assets and liabilities are classified as Non-current Assets and Liabilities held for sale. If this group of assets and liabilities represent a major line of business are classified as discontinued operations.

The non-current assets and liabilities held for sale and discontinued operations are recognized in current, separate from the other assets and liabilities being measured at the lower of carrying amount and fair value less costs to sell.

Discontinued operations transactions are presented separately from the balances of Company’s continuing operations in Statement of Income, Statement of Comprehensive Income and Statement of Cash Flows.

l)                                        Stripping Costs

The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of developing the mining property. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant body of ore. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the body of ore, and amortized during the useful life of the body of ore.

Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in same basis adopted for the cash generating unit which he is part.

m)                                 Intangible assets

Intangible assets are evaluated at the acquisition cost, less accumulated amortization and impairment losses, when applicable.

Intangible assets with finite useful lives are amortized over their effective use and are tested for impairment whenever there is an indication that the asset may be devalued. Assets with indefinite useful lives are not amortized and are tested for impairment at least annually.

Company holds concessions to exploit railway assets over a certain period of time. Railways are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

Intangible assets acquired in a business combination are recognized separately from goodwill.

n)                                     Property, plant and equipment

Property, plant and equipment are evaluated at cost of acquisition or construction, less accumulated amortization and impairment losses, when applicable.

The cost of mining assets developed internally are determined by direct and indirect costs attributed to building the mining plant, financial charges incurred during the construction period, depreciation of other fixed assets used into building, estimated decommissioning and site restoration expenses and other capitalized expenditures occurred during the development phase (phase when the project proves generator of economic benefit and the Company have ability and intention to complete the project).

The depletion of mineral assets is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use, except for land which is not depreciated. Following estimated useful lives:

Property, plant and equipment	Useful lives
Buildings	between 15 and 50 years
Installations	between 8 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	5 years
Mineral rights	production
Locomotives	between 12.5 and 25 years
Wagon	between 33 and 44 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years

The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.

Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

o)                                     Research and evaluation

i.                 Expenditures on mining research

Expenditure on mining research is considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From then on, the expenditures incurred are capitalized as mine development costs.

ii.             Expenditures on feasibility studies and new technologies and others research

Vale also conducts feasibility study for many whose business which we operates and researching new technologies to optimize the mining process. After proven to generate future benefits to the Company, the expenditures incurred are capitalized.

p)                                     Impairment of assets

The Company assesses, at each reporting date whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset, should be impaired.

For financial assets measured through amortized cost, Vale compares the carrying amount with the expected cash flows of the asset, and when appropriate, the carrying value is adjusted to reflect the present value of future cash flows.

For long-live non-financial assets (such as intangible or property plant and equipment), when impairment indication are identified, the test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit to which the asset belongs to their carrying amount. If we identify the need for adjustment, it is consistently appropriate to each asset’s cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell.

The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

For investments in affiliated companies with publicly traded stock, Vale assesses recoverability of assets when there is prolonged or significant decline in market value. The balance of their investments is compared in relation to the market value of the shares, when available. If the market value is less than the carrying value of investments, and the decrease is considered prolonged and significant, the Company performs the adjustment of the investment to the realizable value quoted in the market.

Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations, intangible assets with indefinite useful lives and lands are tested for impairment at least once a year.

q)            Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

r)             Loans and financing

Loans and Financing are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Statement of Income over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Note mandatory convertible into preferred of common stock are compound financial instruments issued by the Company which include financial liability (debt) components and Stockholders’ equity. The liability component of a compound financial instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a non-convertible debt instrument with similar characteristics (period, value, credit risk). After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The Stockholders’ equity component is recognized as the difference between the total values received by the Company from the issue of the securities, and the initially recognized amount of the liability component. Following initial recognition, the equity component of a compound financial instrument is not remeasured until its conversion.

s)             Leases

The Company classifies its contracts as finance leases or operating leases based on the substance of the contract as to whether it is linked to the transfer of substantially all risks and benefits of the assets ownership to the Company during their useful life.

For finance leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets and the corresponding obligation recorded in liabilities. For operating leases, payments are recognized on a straight line basis during the term of the contract as a cost or expense in the Statement of Income.

t)             Provisions

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation cam be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

i.                 Provision for asset retirement obligations

The provision made by the Company refers basically to costs in order to mine closure, with the completion of mining activities and decommissioning of assets related to mine. The provision is set initially recording a liability for long-term return on fixed asset item. The long-term liability is subsequently measured using a long-term discount rate recorded at Statement of income, as financial expenses until start payment or contraction of obligation related to mine closure and decommissioning of assets mining. Assets retirement obligation are depreciated in same basis over assets mining and recorded at Statement of income.

ii.             Provision for litigation

The provision refers to litigation and fines incurred by the Company. The obligation is recognized when it is considered probable and can be measured with reasonable certainty. The accounting counterpart for the obligation is an expense in Statement of Income. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not probable or settled when the obligation is paid.

u)            Employee benefits

i.              Current benefits — wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well the related social security taxes over those benefits, are recognized monthly in income, on an accruals basis.

ii.            Current benefits — profit sharing

The Company has an overall corporate performance-based profit sharing policy, based on the achievement of the Company is whole, specific areas as well as employees individual performance goals. The Company recognizes provision based on the recurring measurement of the compliance with goals, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counter entry of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of each employee.

iii.           Non-current benefits — non-current incentive

The Company has established a procedure for awarding certain eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging employee retention and optimum performance. The Matching Plan establishes that these executives eligible for the plan are entitled to a specific number of preferred class A stocks of the Company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ performance and the Company’s results in relation to a group of companies of similar size (per group). Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the three-year vesting period as defined.

iv.           Non-current benefits — pension costs and other post-retirement benefits

The Company operates several retirement plans for its employees.

For defined contribution plans, the Company’s obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the Balance Sheet represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The remeasurement gains and losses, and return on plan assets (excluding the amount of interest on return of assets recognized in income) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income and consequently in equity.

For plans presenting a surplus, the Company does not recognize any assets or benefits in the Balance Sheet or Statement of Income until such time as the use of this surplus is clearly defined. For plans presenting a deficit, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

v)            Derivative financial instruments and hedge operations

The Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. The Company does not use derivative instruments for speculative purposes. Derivative financial instruments are recognized as assets or liabilities in the Balance Sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in each year as gains or losses in the statements of income or in unrealized fair value gain or losses in stockholders’ equity when the transaction is eligible to be characterized as an effective cash flow hedge.

The Company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The Company also documents, both initially and on a continuously basis, that its assessment of whether the derivatives used in hedging transactions are highly effective.

The effective components of changes in the fair values of derivative financial instruments designated as cash flow hedges are recorded as unrealized fair value gain/(losses) and recognized in stockholders’ equity; and their non-effective components recorded in income. The amounts recorded in Statement of Comprehensive Income, will only be transferred to Statement of Income (costs, operating expenses or financial expenses) when the hedged item is actually realized.

w)            Financial Assets

The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determines the classification and initial recognition according to the following categories:

Financial assets measured at fair value through the Statement of Income — Financial assets held for trading acquired for the purpose of selling in the short-term. These instruments are measured at fair value, except for derivative financial instruments not classified as hedge accounting, the fair value is measured considering the inclusion of the credit risk of counterparties the calculation of the instruments.

Loans and receivables — Non-derivative financial instruments, with fixed or determinable payments, that are not quoted in an active market. They are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Held to maturity — Are non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Company has the intent and ability to hold them to maturity. They are initially measured at fair value and subsequently at amortized cost.

Available for sale — Non-derivative financial assets not classified in other category of financial instrument. Financial instruments in this category are measured at fair value, with changes in fair value until the moment of realization then recorded in Statement of Comprehensive Income. On disposal of financial asset, fair value is reclassified to Statement of Income.

x)            Capital

The Company periodically repurchases shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

Incremental costs directly attributable to the issue of new shares or options are recognized in Stockholders’ equity as a deduction from the amount raised, net of taxes.

y)            Government grants and support

Government grants and support are accounted for when Company has reasonably complied with conditions set by the government in relation to the grants. Company recognizes the grants in Statement of Income, as reductions in taxes expenses, according to the nature of the item, and classified through retained earnings in stockholders’ equity during allocation of net income.

z)             Revenue recognition

Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues and costs can be reliably measured.

In most instances sales revenue is recognized when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises.  Revenue from services is recognized in the amount by which the services are rendered and accepted by the customer’s.

In some cases, the sale price is determined on a provisional basis at the date of sale as the final selling price is subject to escalation clauses through date of final pricing. Revenue from the sale of provisionally priced products is recognized when the risks and rewards of ownership are transferred to the customer and the revenue can be measured reliably. At this date, the amount of revenue to be recognized are estimated based on the forward price of the product sold.

Amounts billed to customers for shipping corresponds to products sold by the Company are recognized as revenue when that is responsible for shipping. Shipping costs are recognized as operating costs.

aa)          Current and deferred income taxes

The amount of income taxes are recognized in the Statement of Income, except for items recognized directly in stockholders’ equity, in which cases the tax is also recognized in stockholder’s equity.

The provision for income taxes are calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes are based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carry forwards. Deferred tax liabilities are fully recognized. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income taxes assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

bb)          Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the income attributable to the stockholders of the Company, after accounting for the remuneration to the holders of equity securities, by the weighted average number of shares outstanding (total shares less treasury shares).

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding for the conversion of all dilutive potential shares. Vale does not have mandatory convertible securities that could result in the dilution of the earning per share.

cc)           Stockholder´s remuneration

The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company, based on bylaws. Any amount above the minimum compulsory remuneration approved the bylaws shall only be recognized in current liabilities on the date it is approved by stockholder.

Vale is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of net income for the year or 50% of retained earnings plus revenue reserves as determined by Brazilian corporate law.

The benefit to Vale, as opposed to making a dividend payment, is a reduction in our income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend (Note 24-f). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax credit recorded in income.

3.             Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the management of the Company.

These estimates are based on the best knowledge and information existing in the Balance Sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

The significant estimates and assumptions used by Company in these financial statements are as follow:

a)            Mineral reserves and mine useful life

The estimates of proven reserves and probable reserves are regularly evaluated and updated. The proven and probable reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to take positions on expected future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on the proven and probable reserves recorded.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mines, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation and environmental recovery of mines. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges included in cost of goods sold. Changes in the estimated useful life of the mine have a significant impact on the estimates of environmental provision and impairment analysis.

b)            Asset Retirement

The Company recognizes an obligation under the fair value for asset retirement obligations in the period in which they occur, as Note 2t-i. The Company considers the accounting estimates related to closure costs of a mine as a critical accounting policy because they involve significant values for the provision and are estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of closure and the projected date of depletion of each mine. The estimates are reviewed annually.

c)             Impairment

The Company annually tests impairment of tangible and intangible assets segregated by cash-generating units, usually using discounted cash flow that depends on several estimates, which are influenced by market conditions prevailing at the time the impairment test, is performed.

d)            Litigation losses

Provisions are recorded when the possibility of loss relating to legal proceedings or contingent liabilities is considered probable by the Company’s legal department and legal advisors.

The provisions are recorded when the amount of loss can be reasonably estimated. By their nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside the Company’s control. Because of the legal uncertainties inherent in the environments, involves the exercise of significant estimates and judgments of management regarding the results of future events.

e)             Post-retirement benefits for employees

The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and, liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries reviews the assumptions that should be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and to the future values of estimated cash outflows, which are recorded in the plan obligations.

f)             Fair values of derivatives and others financial instruments

The fair values of financial instruments not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods and assumptions are based on the market conditions, at the end of the year.

A sensitivity analysis present potential impact on results from different from management’s estimates. (Note 25)

g)            Deferred income taxes

The Company recognizes the effects of deferred taxes arising from tax losses and temporary differences. It recognizes impairment where it believes that tax credits recoverable are not probable.

The determination of the provision for income tax or deferred income tax, assets and liabilities, and any impairment of tax credits amount require the use of estimates. For each tax asset, the Company assesses the probability that some or all of the tax assets may not be recoverable. The impairment recorded in relation to the accumulated tax losses depends on the assessment of the probability of the generation of future taxable profits based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

4.                                      Accounting Standards

Company prepared its financial statements under IFRS. Pronouncements issued by the IASB, with adoption required for years ending after December 31, 2013.

Standards, interpretations or amendments issued by the IASB and effective in 2013

There are new standards, interpretations and amendments to the IFRS effective in 2013. The impacts retrospective of the new standards are limited to the effects of the revised IAS 19 employee benefits - IAS 19, described in Note 6.

Standards, interpretations or amendments issued by the IASB for adoption after December 31, 2013

Annual Improvements to IFRSs: 2010-2012 Cycle — In December 2013 the IASB issued a series of non-urgent updates to some statements, with application prospective or for periods after July 1, 2014. Vale is reviewing possible impacts related to this update on its financial statements.

Defined Benefit Plans: Employee Contributions — In November 2013 the IASB issued an update statement to IAS 19 - Employee Benefit which aims to simplify the accounting treatment of contributions made by employees and third parties, in defined benefit plans. The adoption of the updates will be applied from July 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39 — In June 2013 o IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, IFRS 7 — Financial Instruments: Disclosures and IFRS 9 — Financial Instruments that brings a comprehensive review of hedge accounting, aligning the accounting aspects to the management of risk, to bring more useful information to the financial statements. These updates cancel IFRIC 9 - Reassessment of Embedded Derivative. The adoption of the updates will be applied immediately to those who have already adopted IFRS 9. Whose adoption is mandatory from January 1, 2015. We are analyzing potential impacts regarding IFRS 9 and this update on our financial statements.

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. The adoption of the amendment will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). The adoption of the interpretation will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. The adoption of the amendment will be required from January 1, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

5.             Risk Management

Vale considers that effective risk management is key to its growth, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks to which the Company is exposed. In order to do this, Vale evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a)            Risk management policy

The Board of Directors has established a risk management policy in order to support the company’s growth plan, strategic planning and Company’s business continuity, besides to improve its capital structure and management of Vale Group, ensure adequate degree of flexibility in financial management while maintaining the level of robustness required for investment grade and to strengthen its corporate governance practices.

The corporate risk management policy requires that Vale should regularly measure and monitor its corporate risk on a consolidated basis in order to ensure that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing an opinion regarding the Company’s risk management profile. It’s also responsible for the supervision and revision of the principles and instruments of corporate risks management.

The Executive Board is responsible for the approval of the adoption of norms, rules and responsibilities and for reporting to the Board of Directors.

The risk management norms and instructions complement the corporate risk management policy and define the Company practices, processes, controls, roles and responsibilities in relation to risk management.

The Company may, where necessary, allocate specific risks limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limits, in accordance with the acceptable corporate risk limit.

b)            Liquidity risk management

Liquidity risk arises from the possibility that Vale might not perform its obligations by the due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

To mitigate this risk, Vale has a revolving credit facility in order to assist the short term liquidity management and to enable more efficient cash management, this is consistent with the strategic focus on cost of capital. The revolving current credit facilities were obtained from a syndicate of several global commercial banks.

c)             Credit risk management

Vale’s credit risk arises from potential negative impacts on its cash flow due to uncertainty regarding the ability of counterparties to meet their contractual obligations. Vale has various procedures and processes to manage this risk, such as the control of credit limits, the obligation to diversity exposure diversification across several counterparties and the monitoring of the portfolio’s credit risk.

Vale’s counterparties can be divided into three main categories: customers (responsible by obligations regarding receivables from payment term sales); financial institutions (with whom Vale keeps its cash investments or negotiates derivatives transactions); and suppliers of equipment, products and services (in the case of payments in advance).

•              Commercial Credit Risk Management

For commercial credit exposure, which arises from sales to final customers, the risk management department approves or requests the approval of credit risk limits for each counterpart. Further, the Executive Board sets annually global commercial credit risk limits for the customer’s portfolio.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: (i) Expected Default Frequency (“EDF”) provided by KMV (Moody’s); (ii) credit ratings from the main international rating agencies; and (iii) customer financial statements from which financial ratios are determined.

As at 31 December 2013, 65% of accounts receivable due to Vale commercial sales had low or insignificant risk, 31% had moderate risk and only 4% high risk.

Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer’s strategic position in its economic sector, among others variables.

Based on the counterparty’s credit risk or based on Vale´s consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies used by the Company are credit insurance, mortgage, letter of credit and corporate guarantees, among others.

Vale has abroad and diversified accounts receivable portfolio from a geographical standpoint, with China, Europe, Brazil and Japan being the regions of most significant exposures. According to the region, different types of guarantees can be used to enhance the credit quality of the receivables.

Vale controls its account receivables portfolio through the Credit and Cash Collection committees, though which representatives from the risk management, cash collection and commercial departments monitor each counterparty`s position. Finally, Vale has an automatic control that blocks additional sales to customers who are in default.

•              Treasury Credit Risk Management

The management of exposure arising from cash investments and derivatives instruments is realized through the following procedures: annual approval by the Executive Board of the credit limits per counterparty, controls of portfolio diversification, counterparties` credit spread variations and the treasury portfolio overall credit risk. There’s also a monitoring of all positions, exposure versus limit control and periodic report to the Executive Risk Management Committee.

The calculation of the exposure to a counterparty that has several derivative transactions with Vale, the sum of exposure of each derivative contracted with this counterparty is considered. The exposure for each derivative is defined as the future value calculated within the life of the derivative, considering the variation of the market risk factors that affect the value of the derivative instrument.

Vale also assess the creditworthiness of its counterparties in treasury operations following an internal methodology similar to  commercial credit risk management that aims to define a default probability for each counterparty.

Depending on the counterparty’s nature (banks, insurance companies, countries or corporations), different inputs will be considered: (i) expected default probability given by KMV; (ii) Credit Default Swaps (“CDS”) and bond market spreads; (iii) credit ratings defined by the main international rating agencies; and (iv) financial statements data and indicators analysis.

d)            Market risk management

Vale is exposed to various market risk factors that could impact its cash flows. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling the monitoring of financial results and their impact on cash flow.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

• Foreign exchange and Interest rates;

• Product prices and input costs.

e)             Foreign exchange and interest rate risk

The company’s cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US Dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian Real and Canadian Dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

Vale implemented hedge transactions to protect its cash flow against the market risks arising from its debt obligations — mainly currency volatility. We use swap transactions to convert debt linked to Brazilian Real and Euros into US Dollar that have similar - or sometimes shorter - settlement periods than the final maturities of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

Swaps with shorter settlement dates are renegotiated over time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, to mitigate the effects of the cash disbursements in US Dollar.

In the case of debt instruments denominated in Brazilian Real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US Dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US$/R$ exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the London Interbank Offer Rate in US dollar (“LIBOR”). Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments. Sensitivity analysis is disclosed in Note 25.

f)             Risk of product and Input prices

Vale is also exposed to market risks regarding commodity price and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

g)            Operational risk management

Operational risk management is the structured approach that Vale uses to manage uncertainty related to possibly inadequate or failure in internal processes, people and systems and to external events, in accordance with the principles and guidelines of ISO31000.

Operational risks are periodically monitored, ensuring the effectiveness of prevention / mitigation key controls in operation and execution of the risk treatment strategy (creation of new controls, changes in the risk environment, transfer part of the risk by contracting insurance, provisioning of resources, etc.).

Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

h)            Capital Management

The Company’s aim, its capital, to seek a structure that will ensure the continuity of your business in the long term, as well as,  delivering value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable to its activities, with  amortization well distributed over years, on average 10 years, thus avoiding a concentration in one specific period.

i)             Insurance

Vale has taken out several types of insurance, such as operating risk insurance, civil responsibility, engineering risks insurance (projects) and life insurance policies for employees, among others. The coverage of these policies is similar  those commonly used by the mining industry and was contract in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market.

Insurance management is carried out with the support of the existing insurance committees in the various operational areas of the Company. Among its management instruments, Vale uses captive reinsurance companies that allow it to contract insurances on a competitive basis as well as giving it direct access to key international insurance and reinsurance markets.

6.             Changes in accounting policies

From 2013 Vale adopted the revised IAS 19 Employee benefits — IAS 19 to account employment benefits. The Company has applied the standard retrospectively in accordance with the transition provisions of the standard which eliminated the method of the “corridor”; simplified the changes between the assets and liabilities of plans, recognizing in the statement of income, service cost, interest expense on benefit obligation and interest income on plan assets; and recognizing in comprehensive income, the remeasurements of actuarial gains and losses, return on plan assets (net of interest income on assets) and changes in the effect of the asset ceiling and onerous liabilities.

The impact on the Company has been as follow:

	December 31, 2012			January 1, 2012
Balance Sheet	Original balance (i)	Effect of changes	Adjusted balance	Original balance (i)	Effect of changes	Adjusted balance
Assets
Current assets
Cash and cash equivalents	5,832	—	5,832	3,531	—	3,531
Others	16,694	—	16,694	18,007	—	18,007
	22,526	—	22,526	21,538	—	21,538
Non-current
Deferred income tax and social contribution	3,981	72	4,053	1,893	16	1,909
Others	104,113	(115)	103,998	103,469	—	103,469
	108,094	(43)	108,051	105,362	16	105,378
Total assets	130,620	(43)	130,577	126,900	16	126,916

Liabilities and stockholders’ equity
Current
Employee post-retirement benefits obligations	205	—	205	169	—	169
Liabilities directly associated with non-current assets held for sale	160	9	169	—	—	—
Others	12,197	—	12,197	10,924	—	10,924
	12,562	9	12,571	11,093	—	11,093
Non-current
Employee post-retirement benefits obligations	1,660	1,650	3,310	1,550	927	2,477
Deferred income tax and social contribution	3,795	(368)	3,427	5,681	(216)	5,465
Others	36,442	—	36,442	30,066	—	30,066
	41,897	1,282	43,179	37,297	711	38,008
Stockholders’ equity
Capital	60,578	—	60,578	60,578	—	60,578
Unrealized fair value gain (losses)	(696)	(1,348)	(2,044)	(40)	(713)	(753)
Cumulative translation adjustments	(18,683)	20	(18,663)	(20,520)	109	(20,411)
Retained earnings	38,403	(6)	38,397	41,819	(91)	41,728
Others	(5,029)	—	(5,029)	(5,042)	—	(5,042)
Total Company stockholders’ equity	74,573	(1,334)	73,239	76,795	(695)	76,100
Noncontrolling interests	1,588	—	1,588	1,715	—	1,715
Total of stockholders’ equity	76,161	(1,334)	74,827	78,510	(695)	77,815
Total liabilities and stockholders’ equity	130,620	(43)	130,577	126,900	16	126,916

(i) Recast according to note 7.

	Year ended as at December 31, 2012
Statement of income	Original balance (i)	Effect of changes	Adjusted balance
Net operating revenue	46,553	—	46,553
Cost of goods sold and services rendered	(25,424)	34	(25,390)
Gross operating profit	21,129	34	21,163

Operational expenses	(13,695)	—	(13,695)
Financial expenses, net	(4,106)	84	(4,022)
Equity results	645	—	645
Earnings before income taxes	3,973	118	4,091
Current and deferred Income taxes, net	1,211	(37)	1,174
Net income from continued operations	5,184	81	5,265
Loss attributable to noncontrolling interests	(257)	—	(257)
Net income attributable to stockholders	5,441	81	5,522
Discontinued Operations (note 7)	(68)	—	(68)
Net income	5,116	81	5,197
Net loss attributable to noncontrolling interests	(257)		(257)
Net income attributable to stockholders	5,373	81	5,454

(i) Recast according to Note 7.

	Year ended as at December 31, 2011
Statement of income	Original balance (i)	Effect of changes	Adjusted balance
Net operating revenue	60,075	—	60,075
Cost of goods sold and services rendered	(24,509)	(19)	(24,528)
Gross operating profit	35,566	(19)	35,547

Operational expenses	(5,223)	—	(5,223)
Financial expenses, net	(3,581)	32	(3,549)
Equity results	1,138	—	1,138
Earnings before income taxes	27,900	13	27,913
Current and deferred income taxes, net	(5,259)	(6)	(5,265)
Net income from continued operations	22,641	7	22,648
Loss attributable to noncontrolling interests	(233)	—	(233)
Net income attributable to stockholders	22,874	7	22,881
Discontinued Operations (note 7)	(86)	—	(86)
Net income	22,555	7	22,562
Net loss attributable to noncontrolling interests	(233)		(233)
Net income attributable to stockholders	22,788	7	22,795

(i) Recast according to Note 7.

	Year ended as at December 31, 2012
Other comprehensive income	Original balance (i)	Effect of changes	Adjusted balance
Net income	5,116	81	5,197
Translation adjustment	(2,226)	(62)	(2,288)
Unrealized results on valuation at market	(1)	—	(1)
Retirement benefit obligations, net	—	(655)	(655)
Cash flow hedge, net	(121)	—	(121)
Total other comprehensive income	2,768	(636)	2,132
Attributable to noncontrolling interests	(223)	—	(223)
Attributable to the Company’s stockholders	2,991	(636)	2,355

(i) Recast according to note 7.

	Year ended as at December 31, 2011
Other comprehensive income	Original balance (i)	Effect of changes	Adjusted balance
Net income	22,555	7	22,562
Translation adjustment	(4,626)	99	(4,527)
Unrealized results on valuation at market	3	—	3
Retirement benefit obligations, net	—	(333)	(333)
Cash flow hedge, net	129	—	129
Total other comprehensive income	18,061	(227)	17,834
Attributable to noncontrolling interests	(308)	—	(308)
Attributable to the Company’s stockholders	18,369	(227)	18,142

(i) Recast according to note 7.

7.                                      Discontinued operations and assets and liabilities held for sale

Below shows the amounts of assets and liabilities held for sale and discontinued operations reclassified during the year:

	December 31, 2013			December 31, 2012
	General Cargo - Logistic (a)	Energy (b)	Total	Araucária (b)	Total
Assets held for sale and discontinued operations
Accounts receivable	141	—	141	14	14
Other current assets	271	—	271	54	54
Investment	—	79	79	—	—
Intangible, net	1,687	—	1,687	—	—
Property, plant and equipment, net	1,027	561	1,588	389	389
Total assets	3,126	640	3,766	457	457

Liabilities associated with assets held for sale and discontinued operations
Suppliers and contractors	85	—	85	12	12
Payroll and related charges	61	—	61	—	—
Other current liabilities	112	—	112	51	51
Other non-current Liabilities	190	—	190	106	106
Total Liabilities	448	—	448	169	169
Assets and liabilities with discontinued operation	2,678	640	3,318	288	288

a)                           Discontinued operations

In September 2013, Vale announced its intention to dispose the control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of General cargo logistic segment. As consequence, the General Cargo logistic segment has been treated as discontinued operations and assets and liabilities were reclassified to non-current asset / liabilities held for sale.

As part of the disposal process, we entered into agreements to transfer its 20% stock on VLI capital to Mitsui & Co. in the amount of US$677; 15.9% for Fundo de Garantia de Tempo de Serviço (“FGTS”) by amount US$538; and 26.5% to investment fund managed by Brookfield Asset Management by an amount of US$853. The operation is subject to revision by the Brazilian Administrative Council for Economic Defense agency (“Conselho Administrativo de Defesa Econômica” or “CADE”).

The net income, cash flows and added value for the year of discontinued operations represent the General Cargo Logistic segments results, which differ from the results generated by VLI in such year and are presented as follow:

	Year ended as at December 31,
	2013	2012	2011
Net income of Discontinued operations
Net revenue of services	1,283	1,141	871
Cost of services rendered	(1,232)	(1,059)	(862)
Operating expense	(90)	(132)	(91)
Operating profit	(39)	(50)	(82)
Financial Results	(2)	(1)	8
Income (loss) before income taxes	(41)	(51)	(74)
Income taxes	182	(17)	(12)
Income (loss) after income taxes	141	(68)	(86)
Gross income from fair value measurement	(209)	—	—
Income taxes of fair value measurement	66	—	—
Net income (loss) from discontinued operations	(2)	(68)	(86)

	Year ended as at December 31,
	2013	2012	2011
Cash flow from discontinued operations
Operating activities
Net (loss) income from discontinued operation	(2)	(68)	(86)
Adjustments for Conciliation
Depreciation and amortization	157	133	108
Deferred income taxes	(286)	(9)	4
Fair value adjustments	209	—	—
Others	123	14	(5)
Decrease (increase) in assets	(45)	270	156
Increase (decrease) in liabilities	94	74	75
Net cash provided by operating activities	250	414	252

Investing activities
Additions to property, plant and equipment	(763)	(455)	(213)
Others	(3)	18	(17)
Net cash used in investing activities	(766)	(437)	(230)

Financing activities
Additions	87	—	—
Net cash provided by financing activities	87	—	—
Net cash provided (used) by discontinued operations	(429)	(23)	22

b)                                     Assets and liabilities held for sale

•                                          Energy Generation Assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (CEMIG GT),  as follow : (i) to sell 49% of it stakes of 9% over Norte Energia S.A.(“Norte Energia”), company responsible for construction, operation and exploration of Hydroelectric facility of Belo Monte (“Belo Monte”), and (ii) Creation of a Joint venture (Aliança Geração de Energia S/A) to be constituted by Vale and CEMIG through contribution of their holdings within following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of this new company and the supply of electricity to Vale operations, previously guaranteed by their own generation, will be secured by long-term contract.

The operation above is still pending approval from regulatory agencies (ANEEL).  The assets were transferred to assets held for sale with no impact in the Statement Income.

•                                          Araucária Assets

In December 2012, we executed an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for US$234 and recognized a loss of US$129 recorded within “Gain (loss) on measurement or sales of non-current assets” in Statement of Income. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (“CDI”), in amounts equivalent to the royalties due by Vale related to the operation of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

The sale was concluded in June 2013 and no additional effects occurred in the Statement of Income for the year.

8.                                      Acquisitions and Divestitures

The results on divestitures are presented as follow:

	Year ended as at December 31,
	2013	2012	2011
Gain (loss) on measurement or sales of non-current assets
Tres Valles	(215)	—	—
Manganese and Ferroalloys	—	(22)	—
Coal	—	(355)	—
Araucária	—	(129)	—
Aluminum Assets	—	—	(1,494)
	(215)	(506)	(1,494)
Financial income
Hydro	214	—	—
	214	—	—
Results on sale investments from associates and joint controlled entities
Log-In	14	—	—
Fosbrasil	27	—	—
	41	—	—

•                                         2013

a)                                     Divestitures of Hydro

As part of Vale’s strategy of reducing its exposure to non-core assets, in November 2013, we sold Norsk Hydro common shares for US$1,811. Since February 2013 when the lock-up period for trading Hydro shares ended, the investment could be traded in the market and therefore we had started classifying this investment as a financial asset available for sale. As result of this operation we recognized a gain calculated as bellow of US$214 that is presented in our Statement of Income as “Financial Income”:

Hydro
Balance in the date of sale	1,845
Cumulative translation adjustment recycling	(442)
Results on available for sale investments recycling	194
1,597
Amount received	1,811
Gain on sale	214

b)                                     Divestitures of Tres Valles

In December 2013, we sold our total participation in Sociedade Contractual Minera Tres Valles (“Tres Vales”) for US$25. This transaction is consistent with Vale´s strategy of focusing on world-class assets, with scale compatible with its existing operations. In this transaction, Vale recognized a loss of US$215 presented in our Statement of Income as “Gain (loss) on measurement or sale of non-current assets”. The total loss includes an amount of US$7 transferred from “Cumulative translation adjustments”.

c)                                      Divestitures of Fosbrasil

In December 2013, we entered into an agreement to sale of Vale’s minority participation in the associate Fosbrasil, producer of purified phosphoric acid, for US$45. In this transaction Vale recognized a gain of US$27 presented in our Statement of Income as “Result on sale investments from associates and joint controlled entities”.

d)                                     Divestitures of Log-In

In December 2013, Vale promoted an auction to sell its common shares of Log-in Logística Intermodal S.A. (“Log-in”). All the shares were sold US$94 and the gain of US$14 on this transaction was recorded in our Statement of Income as “Result on sale investments from associates and joint controlled entities”.

•                                         2012

a)                                     Acquisition of additional participation in the Belvedere

During 2012, we concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (US$156). In 2013, after the approval of the local government, Vale has 100% of Belvedere and paid the total amount of US$ 338 for wholly participation.

b)                                     Sales of Coal

In June 2012, we have concluded the sale of our thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. (“CNR”).

The loss on this transaction, of US$355 was recorded in the income statement in the line “Gain (loss) on measurement or sales of non-current assets”.

c)                                      Acquisition of EBM stocks

At 2012, we acquired additional 10.46% of Empreendimentos Brasileiros de Mineração (“EBM”). As result of the acquisition, we increased our share in EBM to 96.7% and we recorded US$62 as result from operation with non-controlling interest in Stockholders Equity.

d)                                     Divestitures of manganese and ferroalloys

In October 2012, we concluded the sale of manganese and ferroalloys operations in Europe for US$160. In this transactions Vale recognized a loss of US$22 presented in our Statement of Income as ““Gain (loss) on measurement or sales of non-current assets”.

e)                                      Divestitures of participation on Vale Oman Pelletizing

In October 2012, we sold 30% of participation in Vale Oman Pelletizing LLC for US$71. In this transactions Vale recognized a gain of US$63 in Stockholders Equity.

•                                         2011

a)                                     Divestitures of aluminum assets

In February 2011, we concluded the sale of Albras-Alumínio Brasileiro (“Albras”), Alunorte-Alumina do Norte do Brasil (“Alunorte”), Companhia de Alumina do Pará (“CAP”), 60% of Mineração Paragominas S.A. (“Paragominas”) and other Brazilian bauxite mineral rights. For these transactions we received US$1,081 in cash and 22% of Hydro’s outstanding common shares. The gain of US$1,494 was recorded in Statement of Income as “Gain (loss) on measurement or sales of non-current assets”.

b)                                     Acquisition of NESA

In 2011, we acquired 9% of participation in Norte Energia S.A. (“NESA”) for US$70.

9.                                      Cash and Cash Equivalents

	December 31, 2013	December 31, 2012	January 1, 2012
Cash and bank deposits	1,558	1,194	945
Short-term investments	3,763	4,638	2,586
	5,321	5,832	3,531

Cash and cash equivalents includes cash, demand deposits, and financial investments with an insignificant risk of changes in value, being in part Brazilian Reais indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and those denominated in US Dollars are mainly in time deposits, with the original maturities of less than three months.

10.                               Accounts Receivables

	December 31, 2013	December 31, 2012	January 1, 2012

Denominated in BRL	509	849	1,228
Denominated in other currencies, mainly US$	5,283	6,060	7,382
	5,792	6,909	8,610

Allowance for doubtful accounts	(89)	(114)	(105)
	5,703	6,795	8,505

Accounts receivables related to the steel sector represented 79.70%, 71.26% and 67.90% of total receivable as at December 31, 2013, December 31, 2012 and January 1, 2012, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the Statement of Income as at December 31, 2013, 2012 and 2011 totaled US$4, US$22 and US$2, respectively. Write offs as at December 31, 2013, 2012 and 2011, totaled US$15, US$16 and US$1, respectively.

11.                     Inventory

Inventories are comprised as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Inventories of products
Bulk Material
Iron ore	646	854	819
Pellets	88	95	164
Manganese and ferroalloys	75	92	236
Coal	318	248	268
	1,127	1,289	1,487
Base Metals
Nickel and other products	1,398	1,894	1,973
Copper	23	29	38
	1,421	1,923	2,011
Fertilizers
Potash	8	20	—
Phosphates	313	332	322
Nitrogen	19	22	63
	340	374	385

Others products	8	11	92
	2,896	3,597	3,975

Materials supplies	1,229	1,455	1,276
Total of inventories	4,125	5,052	5,251

As at December 31, 2013, December 31, 2012 and January 1, 2012 inventory balances included a provision to adjust at market value of nickel, amounting to US$14 , US$0  and US$14, respectively, manganese in the amount of US$1 , US$3  and US$9, respectively, copper in the amounts of US$0 , US$3  and US$0 , respectively,  and coal in the amount of US$117 , US$0  and US$0 , respectively.

	Year ended as at December 31,
Inventories of product	2013	2012	2011
Balance at beginning of the year	3,597	3,975	2,754
Production/acquisition	18,936	19,935	21,749
Transfer from materials supplies inventory	4,112	4,262	3,758
Sales	(22,991)	(24,197)	(23,383)
Provision/ reversal of the write-off by inventory adjustment (a)	(221)	(38)	(604)
Translation adjustments	(537)	(340)	(299)
Balance at end of year	2,896	3,597	3,975

(a) Include provision for adjustments to market value

	Year ended as at December 31,
Materials supplies	2013	2012	2011
Balance at beginning of year	1,455	1,276	1,544
Acquisition	4,083	4,550	3,635
Transfer to use	(4,112)	(4,262)	(3,758)
Translation adjustments	(197)	(109)	(145)
Balance at end of year	1,229	1,455	1,276

12.                               Recoverable Taxes

	December 31, 2013	December 31, 2012	January 1, 2012
Value-added tax	1,129	1,023	1,024
Brazilian Federal Contributions	680	670	946
Others	55	65	59
Total	1,864	1,758	2,029

Current	1,579	1,540	1,771
Non-current	285	218	258
Total	1,864	1,758	2,029

13.                               Investments

The movement of investments in associate and joint ventures are as follow:

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Balance at beginning of year	6,384	8,013	4,394
Additions	378	474	4,321
Disposals (a)	(98)	(32)	(17)
Translation adjustment for the period	(582)	(223)	(686)
Equity results	469	645	1,138
Equity other comprehensive income	(204)	35	(1)
Dividends declared	(747)	(587)	(1,136)
Impairment	—	(1,941)	—
Transfers to held for sale and available for sale (b)	(2,016)	—	—
Balance at end of year	3,584	6,384	8,013

(i) Recast according to note 6.

(a) The 2013 disposals refers to investments in Log-in US$80 and Fosbrasil US$18. (Note 8)

(b )The transfers to available for sale refers to investments in Hydro US$1,937 (Note 8-a) and transfers to held for sale. Norte Energia US$79. (Note 7-b)

Investments (Continued)

					Investments			Equity results			Received dividends
				% voting	As of			Year ended as at December 31,			Year ended as at December 31,
	Location	Relationship	% ownership	capital	December 31, 2013	December 31, 2012	January 1, 2012	2013	2012	2011	2013	2012	2011
						(i)	(i)		(i)	(i)
Bulk Material
Iron Ore and pellets
Baovale Mineração S.A. - BAOVALE	Brazil	Joint venture	50.00	50.00	24	28	35	(7)	6	8	1	1	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (c)	Brazil	Joint Venture	51.00	51.11	159	178	199	19	22	45	24	26	22
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (c)	Brazil	Joint Venture	50.89	51.00	83	104	115	1	38	19	10	36	20
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (c)	Brazil	Joint Venture	50.00	50.00	91	107	112	18	26	32	22	20	32
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (c)	Brazil	Joint Venture	50.90	51.00	62	64	80	7	8	47	—	18	38
MRS Logística S.A. (f)	Brazil	Joint Venture	47.59	46.75	564	586	551	101	122	132	63	57	55
Minas da Serra Geral S.A. - MSG	Brazil	Joint Venture	50.00	50.00	22	26	29	—	2	3	—	—	—
Samarco Mineração S.A. (d)	Brazil	Joint Venture	50.00	50.00	437	630	399	499	645	881	595	179	812
Tecnored Desenvolvimento Tecnológico S.A. (b)	Brazil	Associate	49.21	49.21	38	38	48	(11)	(20)	(7)	—	—	—
Zhuhai YPM Pellet Co	China	Associate	25.00	25.00	25	23	23	—	1	—	—	—	—
					1,505	1,784	1,591	627	850	1,160	715	337	979
Coal
Henan Longyu Energy Resources CO., LTD.	China	Associate	25.00	25.00	357	341	282	42	59	85	40	60	—
					357	341	282	42	59	85	40	60	—
Base Metals
Copper
Teal Minerals Incorporated	Zambia	Associate	50.00	50.00	228	252	234	(24)	(5)	(6)	—	—	—

Nickel
Korea Nickel Corp	Korea	Associate	25.00	25.00	22	24	4	(2)	—	—	—	—	—

Others
Aluminium
Norsk Hydro ASA(e)	Norway	Associate	—	—	—	2,237	3,227	—	(35)	99	56	47	52

Bauxite
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Associate	40.00	40.00	111	136	133	10	20	8	17	7	—

Steel
California Steel Industries, INC	USA	Joint Venture	50.00	50.00	181	167	161	20	16	14	6	9	7
CSP- Companhia Siderúrgica do PECEM (g)	Brazil	Joint Venture	50.00	50.00	686	499	267	(10)	(7)	(3)	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Associate	26.87	26.87	321	534	1,607	(158)	(169)	(177)	—	—	—
					1,188	1,200	2,035	(148)	(160)	(166)	6	9	7
Other affiliates and joint ventures
Norte Energia S.A.	Brazil	Joint Venture	4.59	4.59	83	120	75	(2)	(2)	—	—	—	—
LOG-IN - Logística Intermodal S/A (a)	Brazil	Associate	—	—	—	94	114	(1)	(10)	(7)	—	—	—
Others					90	196	318	(33)	(72)	(35)	—	—	—
					173	410	507	(36)	(84)	(42)	—	—	—
					3,584	6,384	8,013	469	645	1,138	834	460	1,038

(i) Recast according to Note 6.

(a) Company sold in December 2013;

(b) Investment balance includes the values of advances for future capital increase;

(c) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(d) Main data of Samarco in 2013: total Assets US$5,581, Liabilities US$4,707, Operational Result US$1.724, Financial Result US$(513), Income tax US$(221);

(e) Investment classified as financial assets available for sale during 2013 and sold in November 2013 (Note 8).

(f) Main data of MRS in 2013: Total Assets US$2,871, Liabilities US$1,685, Operational Result US$386, Financial Result US$(52), Income tax US$(114); and

(g)Pre-operational stage.

14.                     Intangible Assets

	December 31, 2013			December 31, 2012			January 1, 2012
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	4,140	—	4,140	4,603	—	4,603	4,812	—	4,812

Finite useful life
Concession and subconcession	3,099	(1,192)	1,907	5,375	(1,618)	3,757	5,351	(1,506)	3,845
Right of use	328	(75)	253	358	(56)	302	606	(43)	563
Others	1,295	(724)	571	1,225	(676)	549	900	(599)	301
	4,722	(1,991)	2,731	6,958	(2,350)	4,608	6,857	(2,148)	4,709
Total	8,862	(1,991)	6,871	11,561	(2,350)	9,211	11,669	(2,148)	9,521

The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and subconcessions are the agreements with the Brazilian government for the exploration and the development the ports and rails. (Note 31-f)

The table below shows the movement of intangible assets during the year:

	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance as at January 1, 2011	5,194	3,909	632	365	10,100
Addition	—	178	—	179	357
Disposals	—	(19)	—	(1)	(20)
Amortization	—	(193)	(15)	(111)	(319)
Translation adjustments	(382)	(472)	(54)	15	(893)
Others	—	146	—	(146)	—
Effect of discontinued operations					—
Net movements of the year	—	296	—	—	296
Transfer to held for sale	—	—	—	—	—
Balance as at December 31, 2011	4,812	3,845	563	301	9,521
Addition	—	275	—	420	695
Disposals	—	(8)	(232)	—	(240)
Amortization	—	(175)	(10)	(134)	(319)
Translation adjustments	(209)	(348)	(19)	(38)	(614)
Effect of discontinued operations					—
Net movements of the year	—	168	—	—	168
Transfer to held for sale	—	—	—	—	—
Balance as at December 31, 2012	4,603	3,757	302	549	9,211
Addition	—	412	—	229	641
Disposals	—	(13)	—	(2)	(15)
Amortization	—	(181)	(27)	(133)	(341)
Transfer to non-current assets held for sale	—	—	—	—	—
Translation adjustments	(463)	(508)	(22)	(72)	(1,065)
Others	—	—	—	—	—
Effect of discontinued operations					—
Net movements of the year	—	126	—	—	126
Transfer to held for sale	—	(1,686)	—	—	(1,686)
Balance as at December 31, 2013	4,140	1,907	253	571	6,871

15.                     Property, plant and equipment

	December 31, 2013			December 31, 2012			January 1, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	945	—	945	676	—	676	695	—	695
Buildings	9,916	(2,131)	7,785	7,710	(1,617)	6,093	8,058	(1,925)	6,133
Facilities	15,659	(4,722)	10,937	16,320	(4,564)	11,756	14,835	(3,695)	11,140
Computer equipment	679	(496)	183	985	(609)	376	1,208	(842)	366
Mineral properties	21,603	(5,327)	16,276	23,705	(4,838)	18,867	22,949	(4,410)	18,539
Others	27,149	(8,409)	18,740	26,754	(8,576)	18,178	27,471	(7,839)	19,632
Construction in progress	26,799	—	26,799	28,936	—	28,936	25,837	—	25,837
	102,750	(21,085)	81,665	105,086	(20,204)	84,882	101,053	(18,711)	82,342

	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance as at January 1, 2011	356	4,872	15,062	263	24,403	9,300	21,759	76,015
Addition (i)	—	—	—	—	—	—	15,936	15,936
Disposals	—	(38)	(13)	(1)	(22)	(38)	(114)	(226)
Depreciation and amortization	—	(118)	(492)	(70)	(150)	(1,752)	—	(2,582)
Translation adjustments	(83)	(733)	(2,777)	(39)	(1,697)	1,953	(3,447)	(6,823)
Transfers	416	2,131	(640)	217	(3,995)	10,176	(8,305)	—
Effect of discontinued operations
Net movements of the year	6	19	—	(4)	—	(7)	8	22
Balance as at December 31, 2011	695	6,133	11,140	366	18,539	19,632	25,837	82,342
Addition (i)	—	—	—	—	—	—	15,261	15,261
Disposals	(1)	(63)	(49)	(9)	(57)	(348)	(549)	(1,076)
Depreciation and amortization	—	(319)	(921)	(90)	(808)	(1,898)	—	(4,036)
Transfer to non-current assets held for sale	—	(25)	(33)	—	(2)	(940)	(12)	(1,012)
Impairment	—	(1,083)	(269)	(1)	(522)	(1,330)	(818)	(4,023)
Translation adjustments	(161)	(237)	(1,090)	136	(177)	(950)	(289)	(2,768)
Transfers	143	1,677	2,977	(28)	1,894	3,953	(10,616)	—
Effect of discontinued operations
Net movements of the year	—	10	1	2	—	59	122	194
Balance as at December 31, 2012	676	6,093	11,756	376	18,867	18,178	28,936	84,882
Addition (i)	—	—	—	—	—	—	12,889	12,889
Disposals	(1)	(3)	(74)	(2)	(33)	(68)	(312)	(493)
Depreciation and amortization	—	(289)	(756)	(74)	(799)	(1,757)	—	(3,675)
Impairment	—	(13)	(172)	—	—	(3)	(2,110)	(2,298)
Translation adjustments	(143)	(768)	(1,305)	(182)	(1,163)	(623)	(4,518)	(8,702)
Transfers	413	2,802	2,068	72	(592)	3,592	(8,355)	—
Effect of discontinued operations
Net movements of the year	—	9	7	(1)	(4)	252	431	694
Transfer to held for sale	—	(46)	(587)	(6)	—	(831)	(162)	(1,632)
Balance as at December 31, 2013	945	7,785	10,937	183	16,276	18,740	26,799	81,665

(i) The total amount of Capital Expenditures recognized as additions of construction in progress in December 31, 2013, 2012 and 2011 correspond to US$9,645, US$11,580 and US$11,684, respectively.

The property, plant and equipment (net book value) given as guarantees for judicial claims at December 31, 2013, 2012 and 2011 correspond to US$77, US$96 and US$97, respectively.

In December 2013, US$ 1.4 billion refers to iron ore Project — Guinea (Note 31 d).

16.                               Impairment

We identified evidence of impairment in relation to certain investments and property, plant and equipment. The following impairment charges were recorded:

		December 31, 2013			December 31, 2012
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment adjustment	Net carrying amount	Recoverable amount	Impairment adjustment
Property, plant and equipment
Fertilizers	PRC	2,767	651	2,116	—	—	—
Nickel	Onça Puma	—	—	—	3,779	930	2,849
Coal	Australia assets	—	—	—	1,619	590	1,029
Pellets	Pelletizing asset	225	43	182	—	—	—
Other		—	—	—	185	40	145
		2,992	694	2,298	5,583	1,560	4,023
Investment
Aluminum	Norsk Hydro ASA	—	—	—	3,212	2,237	975
Steel	Thyssenkrupp	—	—	—	1,418	535	883
Energy	VSE	—	—	—	100	17	83
		—	—	—	4,730	2,789	1,941

a)                                     Propert plant and equipment

•                                          2013

•                                          Fertillizer of PRC

In 2013, the Company suspended the implementation of the Rio Colorado project in Argentina (“PRC”). The underlying project parameters were not sufficiently favorable to the project meets the Company’s capital allocation and the value creations targets. The company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development.

In the current situation, we calculated the “fair value less cost to sell” method to recognize the impairment.

•                                          Pellets

The Company analyzed the temporary stoppage of pelletizing plants in Brazil and the uncertainty resumption of operations resulted in the revaluations of these assets with the respectively impairment.

•                                          2012

•                                          Onça Puma nickel assets

Problems with the two furnaces in the Onça Puma project have led to the total stoppage of its iron-nickel operations since June 2012. After reviewing the case, Vale decided to rebuild one of the furnaces.  Given this event, the carrying value of Onça Puma’s assets required an adjustment for impairment to reflect its fair value.

The recoverable amount of Onça Puma’s assets, once we determined these would not be recovered through undiscounted cash flows, was ascertained by determining their value from discounted cash flow projections based on financial budgets approved by management for the life of the mine. The projected cash flow was adjusted to reflect the effects of the quantities sold at the commodity futures prices and on the expected demand for the product.

The key assumptions used by management to calculate the impairment are the sales values of the commodities and the discount rate, reflecting the volatile nature of the business.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply to comply with the risk of the assets under valuation, Vale weighted average cost of capital is used as a basic point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual reporting unit operate.

•                                          Coal assets in Australia

Increasing costs, falling market prices, reduced production levels and financially unfavorable regulatory changes were identified in the coal sector, leading us to carry out impairment tests.

The recoverable amount for the Australian assets was ascertained by determining through the calculation of value from discounted cash flow projections based on financial budgets approved by management for the life of the mine. The projected cash flow was adjusted to reflect the effects of the quantities sold at the commodity futures prices and on the expected demand for the product.

The key assumptions used by management to calculate the impairment of coal assets in Australia are the commodities prices and the discount rate, reflecting the volatile nature of the business.

•                                          Other

In 2012 changes in the Company’s strategy have altered the expected cash flows from some of our other operations, such as of oil and gas and other projects.

The recoverable amount of these assets was ascertained from the new cash flow projections from financial budgets recently revised and approved by management.

b)                                     Investment

•                                          2012

•                                          Investment in Norsk Hydro ASA

The Company held 22% stake in the affiliated Norsk Hydro ASA (“Norsk Hydro”), which is accounted for the equity method.

The volatility of aluminum prices and uncertainties about the European economy contributed to a reduction in the traded market value of Norsk Hydro.

The Company assessed that the reduction of the market value of Norsk Hydro as “other than temporary” and thus recognized an impairment charge in this affiliated, adjusting the book value for its fair value.

At December 31, 2012 Norsk Hydro’s shares at the close of trading were quoted at US$ 4.99 per share resulting in a value of US$ 2,237.

•                                          Investment in Thyssenkrupp CSA

We recorded an impairment charge against the carrying value of our 26.87% interest in Thyssenkrupp CSA to reflect a reduction in the investment recoverable amount. The fair value based on future cash flow and does not take into account the inherent value of our rights as the exclusive suppliers of ore to the mill which comprise an integral component of our investment strategy.

•                                          Investment in Vale Soluções de Energia

Changes in the investment strategy of the Company have altered the expected cash flows from operations of our joint venture Vale Soluções de Energia.

The carrying value for VSE was ascertained from the new cash flow projections from financial budgets recently approved by management for the joint venture.

c)                                      Goodwill and intangible assets of indefinite life

The goodwill arose from the process of acquisition of part of our business mainly represented by of iron ore and pellets (US$1,829), nickel (US$1,744) and fertilizer (US$567).

The annual impairment review resulted in no impairment charge both for 2013 and 2012. For impairment testing purpose, we used a specific discount rate by asset, which consider a premium for country and business segment risk.

The key assumption to which the discounted cash flow is more sensitive is the sales prices and production cost.

17.                               Loans and Financing

a)                                    Total debt

	Current liabilities			Noncurrent liabilities
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
Debt contracts abroad
Working capital	—	—	22	—	—	—
Loans and financing in:
United States Dollars	334	604	897	4,662	3,379	2,345
Others currencies	2	14	18	3	261	242
Fixed rates:
Notes indexed in United Stated Dollars	12	124	—	13,808	13,458	10,231
Euro	—	—	—	2,066	1,979	970
Accrued charges	350	324	221	—	—	—
	698	1,066	1,158	20,539	19,077	13,788
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M and CDI	750	140	138	5,000	5,679	4,136
Basket of currencies, Libor	175	165	—	1,365	1,192	—
Non-convertible debentures	—	1,958	—	372	379	2,505
Fixed rates:
Loans in United States Dollars	6	6	—	80	86	1,109
Loans in Reais	47	35	109	314	386	—
Accrued charges	99	101	112	—	—	—
	1,077	2,405	359	7,131	7,722	7,750
	1,775	3,471	1,517	27,670	26,799	21,538

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

The long-term portion as at December 31, 2013 has maturities as follows:

2015	1,245
2016	1,981
2017	2,407
2018	4,029
2019 onwards	18,008
27,670

As at December 31, 2013, the annual interest rates on the long-term debts were as follows:

Up to 3%	6,616
3,1% to 5% (a)	5,873
5,1% to 7% (b)	12,463
7,1% to 9% (b)	1,166
9,1% to 11% (b)	572
Over 11% (b)	2,636
Variable	119
29,445

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a coupon of 4.51% per year in US dollars.

(b) Includes Brazilian Real denominated debt that bears interest at the CDI and TJLP, plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,102 of which US$5,785 has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after entering derivatives transactions is 2.29% per year.

	Quantity as at December 31, 2013				Balance sheet
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	December 31, 2013	December 31, 2012	January 1, 2012

2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	—	1,973	2,167
Tranche “B” - Salobo	5	5	No date	6.5% p.a + IGP-DI	372	379	364
					372	2,352	2,531

Short-term portion					—	1,958	—
Long-term portion					372	379	2,505
Accrued charges					—	15	26
					372	2,352	2,531

b)                                     Funding

In November and December 2013, Vale issued five and seven years pre-export financing facilities linked to future receivables from export sales totaling US$1,380 billion. The amounts related to these contracts were fully disbursed.

In December 2013, Vale issued US$277 in export credit notes to Brazilians commercial banks that will mature in 2023.

On January 15, 2014 (subsequent event), Vale issued infrastructure debentures in the total amount of US$427. In last quarter of 2013 Vale paid approximately US$1,708 of its total debt.

c)                                      Revolving credit lines

In June 2013 Vale entered into a new facility with Banco Nacional de Desenvolvimento Econômico Social (“BNDES”) for a total amount of US$47, to finance the acquisition of domestic equipment in Brazil.

In July 2013, Vale entered into a five-year revolving credit facility with a syndicate of 16 commercial banks that added US$2 billion to the total amount available under our revolving credit facilities. Considering the existing US$3 billion facility that will mature in 2016, the total amount Vale has available under revolving credit lines is currently US$5 billion.

					Total amount	Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	available to be drawn	December 31, 2013	December 31, 2012	January 1, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	—	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2013		5 years	2,000	—	—	—
Credit Lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(a)	13 years	1,229	985	837	467
BNDES	R$	April 2008	(b)	10 years	3,116	1,975	1,529	1,193
BNDES - CLN 150	R$	September 2012	(c)	10 years	1,658	1,314	900	—
BNDES - Investment Sustenance Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	47	37	—	—
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	58	—	—	—

(a) Acquisition of twelve large ore carriers from Chinese shipyards.

(b) Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(c) CLN 150 project.

(d) Acquisition of domestic equipment.

(e) Support to Tecnored’s investment plan from 2013 to 2015.

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

These credit lines from Nexi, JBIC, K-Sure, EDC, BNDES: Vale Fertilizantes, PSI 4.50% and 5.50% were taken off this note, because they have been used in its entirety.

On January 30, 2014 (subsequent event) Vale entered into a new facility with the Canadian agency EDC for a total amount of US$775. No withdrawn occurred.

d)                                     Guarantee

On December 31, 2013, US$1,456 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

e)                                      Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. We have not identified any instances of noncompliance as at December 31, 2013.

18.          Asset retirement obligation

The Company uses various judgments and assumptions when measuring its obligations related to the retirement of assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount these obligations to their present values and to update the provisions as at December 31, 2013, 2012 and 2011 were 6.39%, 5.03% p.a. and 5.82% p.a. respectively. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period.

The changes in the provision for asset retirement obligation are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Balance at beginning of year	2,748	1,922	1,518
Increase expense	201	170	127
Settlement in the current year	(40)	(14)	(57)
Revisions in estimated cash flows	15	782	420
Translation adjustments for the year	(276)	(112)	(86)
Effect of discontinued operations
Transfer to held for sale	(4)	—	—
Balance at end of year	2,644	2,748	1,922

Current	96	70	73
Non-current	2,548	2,678	1,849
	2,644	2,748	1,922

19.          Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of January 1, 2011	746	510	748	39	2,043
Additions	154	72	397	7	630
Reversals	(82)	(202)	(57)	(10)	(351)
Payments	(67)	(79)	(242)	(4)	(392)
Monetary adjustment	64	(10)	(10)	4	48
Translation adjustment	(162)	(43)	(89)	(3)	(297)
Effect of discontinued operations
Net movements of the year	1	—	4	—	5
Balance as of December 31, 2011	654	248	751	33	1,686
Additions	626	78	307	11	1,022
Reversals	(76)	(28)	(208)	(6)	(318)
Payments	(155)	(3)	(22)	(2)	(182)
Monetary adjustment	34	16	(7)	2	45
Translation adjustment	(87)	(18)	(62)	(4)	(171)
Effect of discontinued operations
Net movements of the year	—	(6)	(9)	—	(15)
Transfer to held for sale	—	—	(2)	—	(2)
Balance as of December 31, 2012	996	287	748	34	2,065
Additions	19,459	79	252	7	19,797
Reversals	(10,083)	(72)	(160)	(12)	(10,327)
Payments	(2,924)	(154)	(82)	—	(3,160)
Indexation and interest	(30)	121	75	3	169
Translation adjustment	(110)	(43)	(95)	(5)	(253)
Transfer to income taxes - settlement program	(6,977)	—	—	—	(6,977)
Effect of discontinued operations
Net movements of the year	(1)	(3)	(2)	—	(6)
Transfer to held for sale	—	(6)	(27)	1	(32)
Balance as of December 31, 2013	330	209	709	28	1,276

Provisions for tax litigation - The nature of tax contingencies balances refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questions about the location for the purpose of incidence of Service Tax (“ISS”).

In November 2013 we elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates which the expectation of loss was classified as possible (Note 20). See below the REFIS changes initially recognized as provisions for tax litigation.

REFIS changes in tax litigation
Balance as at December 31, 2012	—
Additions	19,356
Reversals — REFIS benefit acquired	(9,798)
Payments:	(2,594)
Indexation and interest	66
Translation adjustment	(53)
Transfer to income taxes - settlement program:
Current liabilities	(470)
Non-current liabilities	(6,507)
Balance as at December 31, 2013	—

As a consequence the amount of possible tax contingent liabilities has been reduced in 2013.

On September 2012, we have considered as probable the loss related to the deductibility of transportation expenditures in arriving at the amount upon which the CFEM is calculated, increasing the provision of US$542.  Since then we paid US$410 of CFEM. As at December 31, 2013, December 31, 2012 and January 1, 2012 the total liability to CFEM recognized was US$60, US$519 and US$151, respectively.

Provisions for civil litigation - They are related to the demands that involve contracts between Vale and unrelated companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service providers, from employment relationship. The most recurring claims are payment of overtime, hours in intinere, and health and safety. The social security contingencies are from legal and administrative disputes between the INSS and the Vale companies, relating to compulsory social security or not.

In addition to those provisions, there are judicial deposits. These court-ordered deposits are accruing interest and are reported in noncurrent assets. Judicial deposits are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Tax litigations	433	435	413
Civil litigations	176	172	151
Labor litigations	870	903	895
Environmental litigations	11	5	5
Total	1,490	1,515	1,464

The Company is challenging at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision.

These possible contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Tax litigation	3,789	16,492	17,967
Civil litigation	768	1,124	1,483
Labor litigation	2,900	1,728	1,923
Environmental litigation	1,165	1,672	1,076
Total	8,622	21,016	22,449

The most significant possible loss tax risk relates to the deductibility of social contribution payments on the Income Tax Bases.

20.          Income Tax Settlement Program (“REFIS”)

In October 2013 the Brazilian tax authority established a corporate Income Tax Settlement Program (“REFIS”), related to the collection of Income tax and Social Contribution on equity earning of foreign subsidiaries of Brazilian companies.  Under the terms of this REFIS, the amounts due through December 31, 2012 may be paid as follows: (i) upfront payment with 100% reduction of penalty, interest and other legal charges or (ii) in 180 monthly installments, with 20% down payment at the time of joining the program, with 80% reduction of penalty, 50% reduction of interest and 100% reduction of legal charges.

As mentioned in Note 19, Vale is subject to claim by the Brazilian tax authorities related to the collection of Income taxes on equity gain on foreign subsidiaries and affiliates.The classification of those claims as of possible loss remains unchanged, and as a consequence, no provision had been recorded.

In November 2013, The Company elected to participate in the REFIS for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012. Our participation in the REFIS resulted in a substantial reduction in the amounts in dispute and is consistent with our goal of eliminating uncertainties and focusing on our core businesses while preserving potential benefits from legal challenges to the tax regime for foreign subsidiaries.

Among the options offered by the REFIS legislation, we elected to settle the 2003, 2004 and 2006 obligation, and pay in monthly installments with penalties and interest the remaining years 2005 and 2007 to 2012.

As detailed in Note 19, following the REFIS, Vale’s total obligation is US$9.6 billion.  Including the upfront payments and the first installment, Vale paid US$2.6 billion in 2013 and the remaining US$7 billion will be paid in 178 monthly installments, bearing interest at the SELIC rate.

The effects of the Statement of Income as at December 31, 2013 are summarized as follows:

Finance expense
Initial recognition of interest/fines	(12,162)
Reversal of interest/fines - benefit from electing to join the program	9,525
Net increase on financial expenses	(2,637)
Income tax expense
Recognition of obligation	(7,460)
Tax effect of deductibility of interest/fines	2,841
Other effects	786
(3,832)
Amount related to discontinued operation	(216)
Net effect on income tax expense - continued operations	(4,048)
Total effect on Statement of Income	(6,685)

21.         Deferred Income Taxes

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates totaled approximately US$25,086 on December 31, 2013 based on international accounting Standards (IFRS). As described in Note 20, in 2013 we entered in the Brazilian REFIS program to pay the amounts relating to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
		(i)	(i)
Taxes losses carryfoward	2,053	1,274	915
Temporary differences:
Pension plan	643	867	708
Provision for litigation	341	574	467
Impairment of Assets	962	845	791
Fair value of financial instruments	1,075	806	530
Allocated Goodwill	(4,774)	(5,030)	(6,578)
Impairment	1,222	1,569	—
Others	(227)	(279)	(389)
	(758)	(648)	(4,471)
Total	1,295	626	(3,556)

Assets	4,523	4,053	1,909
Liabilities	(3,228)	(3,427)	(5,465)
	1,295	626	(3,556)

(i) Recast according to Note 6.

	Assets	Liabilities	Total
Balance as at January 1, 2011 (i)	1,358	7,587	(6,229)
Net income effect	648	374	274
Subsidiary acquisition (sale)	—	76	(76)
Translation adjustment for the year	(146)	(333)	187
Deferred social contribution	—	(2,134)	2,134
Other comprehensive income	49	(101)	150
Effect of discontinued operations
Net movements of the year	—	(4)	4
Balance as at December 31, 2011 (i)	1,909	5,465	(3,556)
Net income effect	2,216	(1,461)	3,677
Subsidiary acquisition (sale)	(18)	(105)	87
Translation adjustment for the year	(146)	(198)	52
Other comprehensive income	92	(174)	266
Effect of discontinued operations
Net movements of the year	—	(9)	9
Transfer to held for sale	—	(91)	91
Balance as at December 31, 2012 (i)	4,053	3,427	626
Net income effect	791	(162)	953
Translation adjustment for the year	(463)	(182)	(281)
Constitution/Reversal of Tax Carryforward	187	—	187
Other comprehensive income	(45)	227	(272)
Effect of discontinued operations
Net movements of the year	283	(3)	286
Transfer to held for sale	(283)	(79)	(204)
Balance as at December 31, 2013	4,523	3,228	1,295

(i)        Recast according to Note 6.

The deferred assets liabilities of income taxes arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.

These temporary differences that will be performed upon the occurrence of the corresponding relevant facts generators have the following expectations:

Deferred income taxes	December 31, 2013	December 31, 2012 (i)	January 1, 2012 (i)
To be recovered after than 12 months	535	270	(3,823)
To be recovered within 12 months	760	356	267
Total	1,295	626	(3,556)

(i)        Recast according to Note 6.

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented as income taxes results in the financial statements is reconciled with the rates established by law, as follows:

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income before income taxes	7,241	4,091	27,913
Income taxes at statutory rates - 34%	(2,462)	(1,391)	(9,490)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	1,167	1,337	1,655
Tax incentive	—	204	704
Results of overseas companies taxed by different rates which differs from the parent company rate	146	208	1,356
Results of equity investments	173	219	386
Undeductible impairment	(719)	(359)	—
Reversal of deferred tax liabilities	—	1,236	—
Constitution/reversal for tax loss carryfoward	180	(228)	(297)
Income taxes statement program - REFIS (Note 20)	(4,954)	—
Other (ii)	(364)	(52)	421
Income taxes on the profit for the year	(6,833)	1,174	(5,265)

(i) Recast according to Note 6.

(ii) Include mainly provisional tax on export sale.

•                                Tax Incentives

In Brazil, Vale has a tax incentive for the partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the North and Northeast regions with iron, pellets, railroad, manganese, copper and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and are in the case of Company expire until 2020. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia (SUDAM) and the Superintendence for the Development of Northeast (SUDENE). When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders

Vale also has tax incentives related to the production of nickel from Vale New Caledonia (VNC). These incentives include temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with refund of 50% of temporary. In addition, VNC is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier interruption if the project achieves a specified cumulative rate of return. VNC is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. Vale also received tax incentives for projects in Mozambique, Oman and Malaysia.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

22.          Employee Benefits Obligations

a)            Retirement Benefits Obligations

In Brazil, the management of the pension plans of the Company is the responsibility of the Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit private entity with administrative and financial autonomy.

Certain of the Company’s employees are, participants in variable contribution defined benefit plans (“Plano de Benefício Vale Mais e Plano de Benefício VALIAPREV” or the “New Plan”), specific coverage for death, pensions and disability allowances and other defined contributions for programmable benefits. The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants.

The Company also maintains sponsor a pension plan with defined benefit characteristics, covering almost exclusively retirees and their beneficiaries, the plan is in surplus and contributions by the Company are not expressive.

Due to the migration of assets to Vale Mais Plan in May 2000 the Company employees maintained a defined benefit plan (proportional benefit) for these employees and beneficiaries. This plan is funded by monthly contributions made by the Company, calculated based on periodic actuarial valuations.

Additionally, the Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments, through the so called Complementation Bonus plus post-retirement benefit that covers medical, dental and pharmaceutical assistance.

The Company also has defined benefit plans and other post-employment benefits administered by other foundations and social security entities benefit all employees.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided.

We use a measurement date December 31, 2013 for our pension and post-retirement benefit plans.

i. Change in benefit obligation:

	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Benefit obligation as at January 1, 2011 (i)	3,623	5,662	1,595
Service Costs	18	78	18
Interest Costs	513	272	98
Benefits paid	(344)	(363)	(83)
Participant contributions	3	—	—
Plan amendments	—	5	—
Transfers	1,126	(1,126)	—
Effects of change in financial assumptions	157	26	11
Effects of setting the experiment	67	307	131
Effect of business combinations	—	8	2
Effect of exchange rate changes	(552)	(277)	(54)
Benefit obligation as at December 31, 2011 (i)	4,611	4,592	1,718
Service Costs	—	114	35
Interest Costs	309	403	99
Benefits paid	(237)	(439)	(76)
Participant contributions	—	2	—
Plan amendments	—	(35)	23
Plan settlements	—	(30)	—
Transfers	(1,434)	1,495	16
Effects of change in financial assumptions	452	501	75
Effects of setting the experiment	232	618	253
Effect of business combinations	—	2	(27)
Effect of exchange rate changes	(366)	(67)	(71)
Benefit obligation as at December 31, 2012 (i)	3,567	7,156	2,045
Service Costs	49	97	42
Interest Costs	461	220	131
Benefits paid	(312)	(334)	(76)
Participant contributions	1	—	—
Plan amendments	—	—	(16)
Transfers	1,910	(1,907)	—
Effects of change in demographic assumptions	(6)	145	21
Effects of change in financial assumptions	(659)	(446)	(227)
Effects of setting the experiment	(394)	32	(43)
Effect of business combinations	—	2	—
Effect of exchange rate changes	(537)	(559)	(184)
Benefit obligation as at December 31, 2013	4,080	4,406	1,693

(i)        Recast according to Note 6.

ii.            Evolution of the fair value of assets

	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of plan assets as at January 1, 2011 (i)	5,586	4,637	13
Interest income	731	107	—
Employer contributions	65	512	83
Participant contributions	3	—	—
Benefits paid	(344)	(363)	(83)
Transfers	1,099	(1,099)	—
Plan settlements	—	(14)	(11)
Return on plan assets (excluding interest income)	(109)	22	—
Effect of exchange rate changes	(754)	(139)	(1)
Fair value of plan assets as at December 31, 2011 (i)	6,277	3,663	1
Transfers	(1,541)	1,541	—
Interest income	469	384	—
Employer contributions	1	223	76
Participant contributions	—	2	—
Benefits paid	(237)	(439)	(76)
Plan settlements	—	(44)	—
Return on plan assets (excluding interest income)	(79)	412	—
Effect of exchange rate changes	(478)	(57)	—
Fair value of plan assets as at December 31, 2012 (i)	4,412	5,685	1
Transfers	1,765	(1,763)	—
Interest income	523	168	—
Employer contributions	141	190	76
Participant contributions	1	—	—
Benefits paid	(312)	(334)	(76)
Plan settlements	—	(91)	—
Return on plan assets (excluding interest income)	(576)	315	—
Effect of exchange rate changes	(683)	(366)	(1)
Fair value of plan assets as at December 31, 2013	5,271	3,804	—

(i) Recast according to Note 6.

Plan assets managed by Valia on December 31, 2013, December 31, 2012 and January 1, 2012 include investments in a portfolio of our own stock amounting to US$206, US$300 and US$340, investments in debentures amounting to US$66, US$57 and US$63 and equity investments from related parties amounting to US$6, US$2 and US$84, respectively. They also include at December 31, 2013, December 31, 2012 and January 1, 2012, US$3,110, US$3,882 and US$3,552 of Brazilian Federal Government Securities. The Vale Canada Limited pension plan assets as at December 31, 2013, December 31, 2012 and January 1, 2012 included Canadian Government securities amounted to US$789, US$483 and US$653, respectively. The Vale Fertilizantes and Ultrafértil at December 31, 2013, December 31, 2012 and January 1, 2012 include Brazilian Federal Government in securities of US$183, US$191 and US$149, respectively.

iii.           Reconciliation of assets and liabilities recognized in the Balance Sheet

	Plans in Brazil
	Consolidated
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	844	—	—	1,596	—	—	1,931	—	—
Transfers	—	—	—	(40)	40	—	—	—	—
Interest income	71	—	—	160	5	—	217	—	—
Changes in asset ceiling/ onerous liability	422	—	—	(762)	(45)	—	(357)	—	—
Effect of exchange rate changes	(146)	—	—	(109)	—	—	(194)	—	—
Ended of the year	1,191	—	—	845	—	—	1,597	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(4,080)	(442)	(276)	(3,567)	(2,622)	(461)	(4,611)	(547)	(346)
Fair value of assets	5,271	423	—	4,412	2,381	—	6,277	427	—
Effect of the asset ceiling	(1,191)	—	—	(845)	—	—	(1,666)	—	—
Assets (liabilities) to be provisioned	—	(19)	(276)	—	(241)	(461)	—	(120)	(346)

Current liabilities	—	—	(23)	—	(86)	(20)	—	(11)	(64)
Non-current liabilities	—	(19)	(253)	—	(155)	(441)	—	(109)	(282)
Assets (liabilities) to be provisioned	—	(19)	(276)	—	(241)	(461)	—	(120)	(346)

	Foreign plan
	Consolidated
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Amount recognized in the balance sheet
Present value of actuarial liabilities	—	(3,964)	(1,417)	—	(4,534)	(1,584)	—	(4,045)	(1,372)
Fair value of assets	—	3,381	—	—	3,304	1	—	3,236	1
Assets (liabilities) to be provisioned	—	(583)	(1,417)	—	(1,230)	(1,583)	—	(809)	(1,371)

Current liabilities	—	(9)	(65)	—	(29)	(70)	—	(28)	(66)
Non-current liabilities	—	(574)	(1,352)	—	(1,201)	(1,513)	—	(781)	(1,305)
Assets (liabilities) to be provisioned	—	(583)	(1,417)	—	(1,230)	(1,583)	—	(809)	(1,371)

	Total
	December 31, 2013			December 31, 2012			January 1, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	844	—	—	1,596	—	—	1,931	—	—
Transfers	—	—	—	(40)	40	—	—	—	—
Interest income	71	—	—	160	5	—	217	—	—
Changes in asset ceiling/ onerous liability	422	—	—	(762)	(45)	—	(357)	—	—
Effect of exchange rate changes	(146)	—	—	(109)	—	—	(194)	—	—
Ended of the year	1,191	—	—	845	—	—	1,597	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(4,080)	(4,406)	(1,693)	(3,567)	(7,156)	(2,045)	(4,611)	(4,592)	(1,718)
Fair value of assets	5,271	3,804	—	4,412	5,685	1	6,277	3,663	1
Effect of the asset ceiling	(1,191)	—	—	(845)	—	—	(1,666)	—	—
Assets (liabilities) to be provisioned	—	(602)	(1,693)	—	(1,471)	(2,044)	—	(929)	(1,717)

Current liabilities	—	(9)	(88)	—	(115)	(90)	—	(39)	(130)
Non-current liabilities	—	(593)	(1,605)	—	(1,356)	(1,954)	—	(890)	(1,587)
Assets (liabilities) to be provisioned	—	(602)	(1,693)	—	(1,471)	(2,044)	—	(929)	(1,717)

(i)       Recast according to Note 6.

iv.           Recorded costs in the Statement of Income

	December 31, 2013			December 31, 2012 (i)			December 31, 2011 (i)
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	49	97	42	—	114	35	18	78	18
Interest on expense on liabilities	461	220	131	309	403	99	513	272	98
Interest income on plan assets	(523)	(169)	—	(469)	(384)	—	(731)	(107)	—
Interest expense on effect of (asset ceiling)/ onerous liability	13	—	—	160	12	—	200	—	—
Total of cost, net	—	148	173	—	145	134	—	243	116

(i) Recast according to note 6.

v.             Costs recognized in the statement of other comprehensive income for the year

	Consolidated
	December 31, 2013			December 31, 2012 (i)			December 31, 2011 (i)
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
beginning of the year	(3)	(964)	(381)	(4)	(529)	(180)	7	(309)	(91)
Effect of changes in financial assumptions	666	301	206	(452)	(501)	(75)	(157)	(26)	(18)
Effect of experience adjustments	394	(34)	43	(232)	(620)	(226)	(67)	(315)	(133)
Return on plan assets (excluding interest income)	(576)	315	—	(79)	412	—	(109)	22	—
Change of asset ceiling / costly liabilities (excluding interest income)	(424)	—	—	763	83	—	327	—	—
	60	582	249	—	(626)	(301)	(6)	(319)	(151)
Income tax	(19)	(167)	(75)		182	90	6	92	45
Others comprehensive income	41	415	174	—	(444)	(211)	—	(227)	(106)
Effect of conversion	10	11	12	1	(21)	10	(11)	7	17
Transfers/ low	(142)	143	(1)	—	—	—	—	—	—
Accumulated other comprehensive income	(94)	(395)	(196)	(3)	(994)	(381)	(4)	(529)	(180)

(i) Recast according to Note 6.

v.             Actuarial and economic assumptions

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

The economic actuarial assumptions adopted were formulated considering the long-term period for maturity and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.

In the evaluations were adopted the following economic assumptions:

	Brazil
	December 31, 2013			December 31, 2012			December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	12.13%	12.46%	12.57%	8.90%	9.04%	9.05%	10.91%	10.78%	10.90%
Discount rate to determine net cost	9.98%	8.12%	8.12%	8.90%	9.45%	9.40%	10.78%	11.30%	10.30%
Rate of compensation increase - up to 47 years	6.00%	6.00%	N/A	8.15%	8.15%	N/A	8.15%	N/A	N/A
Rate of compensation increase - over 47 years	6.00%	6.00%	N/A	5.00%	5.00%	N/A	5.00%	5.00%	N/A
Inflation	6.00%	6.00%	6.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	8.15%	N/A	8.15%	8.15%

	Foreign
	December 31, 2013		December 31, 2012		December 31, 2011
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	4.80%	5.40%	4.16%	4.20%	5.08%	5.10%
Discount rate to determine net cost	4.80%	5.40%	5.08%	4.20%	5.43%	5.43%
Rate of compensation increase - up to 47 years	4.00%	3.00%	4.10%	3.00%	4.10%	3.00%
Rate of compensation increase - over 47 years	4.00%	3.00%	4.10%	3.00%	4.10%	3.00%
Inflation	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Health care cost trend rate	N/A	7.00%	N/A	7.22%	N/A	7.22%
Ultimate health care cost trend rate	N/A	4.45%	N/A	4.49%	N/A	4.49%

vi.               Data from participants:

	December 31, 2013			December 31, 2012			December 31, 2011
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Active participants
Number	61,216	20,236	9,852	14	81,324	11,727	54,367	17,616	9,682
Average age - years	35.2	37.4	41.7	52.0	35.5	40.2	34.70	39.00	41.00
Average service - years	6.9	7.4	7.8	27.7	7.00	6.6	6.50	12.10	7.90
Terminated vested participants (i)
Number	6,829	1,573	—	—	6,519	—	4,141	1,674	—
Average age - years	36.9	49.5	—	—	47.1	—	35.1	49.1	—
Retirees and beneficiaries
Number	21,714	16,556	32,426	16,740	19,253	31,737	19,538	17,019	32,633
Average age - years	66.9	71.4	66.4	67.4	70.3	67.7	65.5	72.1	63.7

(i) Off employees of the Company retaining the right to the plane.

vii.          Assets of pension plans

Brazilian Plans

The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns. An Investment Policy Statement was established for each obligation by following results of a strategic asset allocation (ALM — Asset Liability Management) study.

Plan asset allocations comply with pension funds local regulation (CMN Resolution 3,792/09). The plans are allowed to invest in six different asset classes, defined as “Segments” by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants in compliance with pre approved policies.

The investment policy aims to achieve the adequate diversification, income and long-term appreciation, by combining all classes of assets to meet the obligations of the various plans with appropriate level of risk.

The pension fund has a risk management process with established policies aimed to identify measure and control all kinds of risk they are exposed benefit plans, such as market risk, liquidity, credit, operational, systemic and legal.

Foreign plans

The strategy for each of the pension plans sponsored by Vale Canada is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments obligations.

viii.                          Overfunded pension plans

Brazilian Plans

The Defined Benefit Plan (the “Old Plan”) has most of its assets allocated to fixed income, mainly in Brazilian government bonds (such as TIPS) and long term inflation linked corporate bonds with the objective of reducing the asset-liability volatility. This Liability Driven Investments strategy, together with the Loans to Participants segment, aims to hedge the plan’s liabilities against inflation risk and volatility, with allocation limited to 70% of the plans´ assets. This plan had an average nominal income of 19% per annum, over the past 12 years. The target allocations for each investment segment or asset class are as follow:

	Year ended as at December 31,
	2013	2012	2011
Fixed income investments	63.18%	59.86%	59.84%
Variable income investments	18.24%	24.25%	27.42%
Structures investments	4.21%	3.66%	2.85%
Foreign investments	0.19%	0.25%	0.20%
Real Estate	9.71%	8.34%	6.97%
Operations with participants (loans)	4.68%	3.56%	3.26%

The Vale Mais plan has obligations with the characteristics of defined benefit plans and defined contribution plans. Most investments are in fixed income. To reduce the volatility of assets and liabilities from the components with defined benefit’s characteristics, we used Brazilian government bonds indexed to inflation. The following table shows the target allocations for each investment segment or asset class:

	Year ended as at December 31,
	2013	2012	2011
Fixed income investments	64.96%	61.71%	65.52%
Variable income investments	16.52%	20.73%	22.73%
Structures investments	2.21%	2.08%	1.00%
Foreign investments	0.07%	0.10%	0.10%
Real Estate	5.20%	5.40%	4.60%
Operations with participants (loans)	11.09%	9.88%	9.07%

The Defined Contribution Vale Mais component offers four asset class’’ mix options that can be chosen by participants. The options are: 100% Fixed Income; 80% Fixed Income and 20% Equities, 65% Fixed Income and 35% Equities or 60% Fixed Income and 40% Equities. Equities management is done through investment funds with Ibovespa (IBrX-50) index.

Assets by category are as follows:

	December 31, 2013				December 31, 2012				January 1, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	—	—	—	—	—	—	—	—	2	—	—	2
Accounts Receivable	3	—	—	3	5	—	—	5	16	—	—	16
Equity securities	870	—	—	870	1,128	—	—	1,128	1,425	83	—	1,508
Debt securities - Corporate bonds	—	197	—	197	—	273	—	273	—	559	—	559
Debt securities - Government bonds	1,730	—	—	1,730	1,976	—	—	1,976	2,133	—	—	2,133
Investments funds - Fixed Income	2,702	—	—	2,702	1,678	—	—	1,678	2,292	—	—	2,292
Investments funds - Equity	340	—	—	340	252	—	—	252	539	—	—	539
International investments	10	—	—	10	15	—	—	15	13	—	—	13
Structured investments - Private Equity funds	—	—	227	227	—	—	192	192	—	—	194	194
Structured investments - Real estate funds	—	—	8	8	—	—	8	8	—	—	21	21
Real estate	—	—	547	547	—	—	458	458	—	—	482	482
Loans to participants	—	—	431	431	—	—	195	195	—	—	345	345
Total	5,655	197	1,213	7,065	5,054	273	853	6,180	6,420	642	1,042	8,104
Funds not related to risk plans				(1,794)				(1,768)				(1,827)
Fair value of plan assets at end of year				5,271				4,412				6,277

Measurement of overfunded plan assets at fair value with no observable market variables - level 3

	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as of January 1, 2011	128	19	288	182	617
Actual return on plan assets	(9)	—	88	55	134
Assets purchases, sales and settlements	41	—	149	130	320
Assets sold during the period	(1)	—	(23)	(130)	(154)
Cumulative translation adjustment	(23)	(1)	(57)	(42)	(123)
Transfers in and/ out of Level 3	58	3	37	150	248
Balance as of December 31, 2011	194	21	482	345	1,042
Actual return on plan assets	13	(8)	120	26	151
Assets purchases, sales and settlements	75	—	27	92	194
Assets sold during the period	(19)	—	(31)	(84)	(134)
Cumulative translation adjustment	(18)	(1)	(41)	(25)	(85)
Transfers in and/ out of Level 3	(53)	(4)	(99)	(159)	(315)
Balance as of December 31, 2012	192	8	458	195	853
Actual return on plan assets	13	—	95	48	156
Assets purchases, sales and settlements	29	—	—	236	265
Assets sold during the period	(18)	—	(42)	(196)	(256)
Cumulative translation adjustment	(30)	—	(71)	(47)	(148)
Transfers in and/ out of Level 3	41	—	107	195	343
Balance as of December 31, 2013	227	8	547	431	1,213

The targeted return on private equity assets in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The targeted allocation is 5% for the Old Plan and 2.2% for the New Plan, ranging between 3% and 5% for the Old Plan and ranging between 1% and 2.5% for the New Plan. These investments have a longer investment horizon and lower liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. Usually the fair value of non-liquid assets’ is similar to their acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flow analysis or analysis based on multiples.

The targeted return on loans to participants in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The fair values pricing of these assets include provisions for non-paid loans, according to the local pension fund regulation.

The targeted return on real estate assets in 2014 is 10.83% p.a. for the Old Plan and 11.06% p.a. for the New Plan. The fair values of these assets are near to their carrying values. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulations.

ix.     Underfunded pension plans

Foreign plans

For all pension plans except that of PT Vale Indonesia tbk, a target asset allocation was 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets.  Fixed income investments are in domestic bonds for each plan’s market and represent a mixture of government and corporate bonds.  Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each currency exposure is 50% hedged) due to the large exposure to foreign securities. For PT Vale Indonesia tbk, the target allocation is 20% equity investment and the remainder fixed income.

Assets by category are shown below:

	December 31, 2013				December 31, 2012				January 1, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	105	(32)	—	73	131	(34)	—	97	65	(24)	—	41
Accounts Receivable	—	—	—	—	4	—	—	4	11	—	—	11
Equity securities	1,527	8	—	1,535	1,565	19	—	1,584	1,231	2	—	1,233
Debt securities - Corporate bonds	—	370	—	370	—	510	—	510	—	259	—	259
Debt securities - Government bonds	182	790	—	972	545	484	—	1,029	33	627	—	660
Investments funds - Fixed Income	112	—	—	112	1,594	426	—	2,020	440	568	—	1,008
Investments funds - Equity	249	469	—	718	543	413	—	956	73	375	—	448
International investments	—	—	—	—	4	—	—	4	—	3	—	3
Structured investments - Private Equity funds	—	—	—	—	—	—	43	43	—	—	—	—
Structured investments - Real estate funds	24	—	—	24	—	—	—	—	—	—	—	—
Real estate	—	—	—	—	—	—	142	142	—	—	—	—
Loans to participants	—	—	—	—	—	—	207	207	—	—	—	—
Total	2,199	1,605	—	3,804	4,386	1,818	392	6,596	1,853	1,810	—	3,663
Funds not related to risk plans				—				(911)				—
Fair value of plan assets at the end of the year				3,804				5,685				3,663

Measurement of overfunded plan assets at fair value with no observable market variables - Level 3

	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as at January 1, 2011	14	1	37	151	203
Transfers in and/ out of Level 3	(14)	(1)	(37)	(151)	(203)
Balance as at December 31, 2011	—	—	—	—	—
Actual return on plan assets	1	(1)	35	28	63
Assets purchases, sales and settlements	34	—	13	105	152
Assets sold during the year	(6)	—	(3)	(71)	(80)
Cumulative translation adjustments	(2)	—	(1)	(9)	(12)
Transfers in and/ out of Level 3	16	1	98	154	269
Balance as at December 31, 2012	43	—	142	207	392
Cumulative translation adjustments	(2)	—	(35)	(12)	(49)
Transfers in and/ out of Level 3	(41)	—	(107)	(195)	(343)
Balance as at December 31, 2013	—	—	—	—	—

Assets of underfunded benefits plans

Underfunded other benefits by asset category:

	December 31, 2013				December 31, 2012				January 1, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	—	—	—	—	1	—	—	1	1	—	—	1

xi.                                  Disbursement of future cash flow

Vale expects to disburse US$354 in 2014 in relation to pension plans and other benefits.

xii.                              Sensitivity analysis

	December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Nominal discount rate
1% increase	8,611	8,242	3,543
Assumptions made	13.10%	5.84%	7.48%
Average duration of the obligation - (Years)	10.43	16.98	15.78

1 % Reduction	10,700	10,529	4,533
Assumptions made	11.12%	3.84%	5.44%
Average duration of the obligation - (Years)	11.29	15.99	15.18

xiii.                          Estimated future benefit payments

The following table presents the expected benefit payments, which reflect future services:

	December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
2014	287	247	79
2015	305	244	81
2016	323	240	84
2017	341	237	86
2018	360	551	88
2019 and thereafter	2,097	2,722	176

b)                                     Incentive Plan in Results

The Company, Participation in Results Program (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The Participation in the Results of the Company for each employee is calculated individually according to the achievement of goals previously established using of indicators for the, performance of the Company, Business Unit, Team and individual. The contribution of each performance unit to the performance scores of employees is discussed and agreed each year, between the Company and the unions representing the employees.

The Company accrued expenses/costs related to participation in the results as follow:

	Year ended as at December 31,
	2013	2012	2011
Operational expenses	215	414	384
Cost of goods sold and services rendered	423	488	494
Total	638	902	878

c)                                      Long-term stock option compensation plan

In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a Long-term Compensation Plan, for some executives of the Company, covering 3-year cycles.

Under the terms of the plan, the participants may allocate a portion of their annual bonus to the plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred stock of Vale, through a prescribed financial institution under market conditions and without any benefit being provided by Vale.

The shares purchased by executive have no restrictions and can be sold at any time. However, the shares need to be held for a period of three years, and the executives need to maintained their employment relationship with the Vale during this period the participant shall be entitled, as long as the shares are not sold and employment relationship is maintained, to receive from the Vale, a payment in cash equivalent to the value of their stock holdings based under this scheme on market quotations. The total number of stocks linked to the plan as at December 31, 2013, December 31, 2012 and January 1, 2012 was 6,214,288, 4,426,046 and 3,012,538, respectively.

Additionally, certain executives eligible for long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. On December 31, 2013, 2012, 2011we recorded a liability of US$84, US$87 and US$109 respectively, in the Statement of Income.

23.          Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	December 31, 2013
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	5,321	—	—	—	5,321
Short-term investments	3	—	—	—	3
Derivative financial instruments	—	196	5	—	201
Accounts receivable	5,703	—	—	—	5,703
Related parties	261	—	—	—	261
	11,288	196	5	—	11,489
Non-current
Related parties	108	—	—	—	108
Loans and financing agreements	241	—	—	—	241
Derivative financial instruments	—	140	—	—	140
Others	—	—	—	5	5
	349	140	—	5	494
Total of Assets	11,637	336	5	5	11,983

Financial liabilities
Current
Suppliers and contractors	3,772	—	—	—	3,772
Derivative financial instruments	—	199	39	—	238
Loans and financing	1,775	—	—	—	1,775
Related parties	205	—	—	—	205
	5,752	199	39	—	5,990
Non-current
Derivative financial instruments	—	1,480	12	—	1,492
Loans and financing	27,670	—	—	—	27,670
Related parties	5	—	—	—	5
Stockholders’ Debentures	—	1,775	—	—	1,775
	27,675	3,255	12	—	30,942
Total of Liabilities	33,427	3,454	51	—	36,932

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 25-a.

	December 31, 2012
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	5,832	—	—	—	5,832
Short-term investments	—	246	—	—	246
Derivative financial instruments	—	265	16	—	281
Accounts receivable	6,795	—	—	—	6,795
Related parties	384	—	—	—	384
	13,011	511	16	—	13,538
Non-current
Related parties	408	—	—	—	408
Loans and financing agreements	246	—	—	—	246
Derivative financial instruments	—	40	5	—	45
Others	—	—	—	7	7
	654	40	5	7	706
Total of Assets	13,665	551	21	7	14,244

Financial liabilities
Current
Suppliers and contractors	4,529	—	—	—	4,529
Derivative financial instruments	—	346	1	—	347
Loans and financing	3,471	—	—	—	3,471
Related parties	207	—	—	—	207
	8,207	346	1	—	8,554
Non-current
Derivative financial instruments	—	783	—	—	783
Loans and financing	26,799	—	—	—	26,799
Related parties	72	—	—	—	72
Stockholders’ Debentures	—	1,653	—	—	1,653
	26,871	2,436	—	—	29,307
Total of Liabilities	35,078	2,782	1	—	37,861

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 25-a.

	January 1, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Current
Cash and cash equivalents	3,531	—	—	—	3,531
Derivative financial instruments	—	434	161	—	595
Accounts receivable	8,505	—	—	—	8,505
Related parties	82	—	—	—	82
	12,118	434	161	—	12,713
Non-current
Related parties	509	—	—	—	509
Loans and financing agreements	210	—	—	—	210
Derivative financial instruments	—	60	—	—	60
Others		—	—	7	7
	719	60	—	7	786
Total of Assets	12,837	494	161	7	13,499
Financial liabilities
Current
Suppliers and contractors	4,814	—	—	—	4,814
Derivative financial instruments	—	59	14	—	73
Loans and financing	1,517	—	—	—	1,517
Related parties	24	—	—	—	24
	6,355	59	14	—	6,428
Non-current
Derivative financial instruments	—	663	—	—	663
Loans and financing	21,538	—	—	—	21,538
Related parties	91	—	—	—	91
Stockholders’ Debentures	—	1,336	—	—	1,336
	21,629	1,999	—	—	23,628
Total of Liabilities	27,984	2,058	14	—	30,056

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 25-a.

The classification of financial assets and liabilities of currencies following tables:

	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	1,856	3,243	47	92	34	49	5,321
Short-term investments	3	—	—	—	—	—	3
Derivative financial instruments	161	40	—	—	—	—	201
Accounts receivable	465	5,107	11	56	1	63	5,703
Related parties	182	79	—	—	—	—	261
	2,667	8,469	58	148	35	112	11,489
Non-current
Related parties	9	99	—	—	—	—	108
Loans and financing agreements	82	159	—	—	—	—	241
Derivative financial instruments	—	140	—	—	—	—	140
Others	—	5	—	—	—	—	5
	91	403	—	—	—	—	494
Total of Assets	2,758	8,872	58	148	35	112	11,983

Financial liabilities
Current
Suppliers and contractors	1,880	1,030	607	118	99	38	3,772
Derivative financial instruments	186	52	—	—	—	—	238
Loans and financing	890	800	—	2	83	—	1,775
Related parties	204	1	—	—	—	—	205
	3,160	1,883	607	120	182	38	5,990
Non-current
Derivative financial instruments	1,361	131	—	—	—	—	1,492
Loans and financing	5,686	19,915	—	3	2,066	—	27,670
Related parties	—	5	—	—	—	—	5
Stockholders’ Debentures	1,775	—	—	—	—	—	1,775
	8,822	20,051	—	3	2,066	—	30,942
Total of Liabilities	11,982	21,934	607	123	2,248	38	36,932

	December 31, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	963	4,680	—	139	2	48	5,832
Short-term investments	—	246	—	—	—	—	246
Derivative financial instruments	245	36	—	—	—	—	281
Accounts receivable	785	5,772	8	112	55	63	6,795
Related parties	209	166	—	—	9	—	384
	2,202	10,900	8	251	66	111	13,538
Non-current
Related parties	6	141	—	—	261	—	408
Loans and financing agreements	92	154	—	—	—	—	246
Derivative financial instruments	2	43	—	—	—	—	45
Others	—	7	—	—	—	—	7
	100	345	—	—	261	—	706
Total of Assets	2,302	11,245	8	251	327	111	14,244

Financial liabilities
Current
Suppliers and contractors	2,185	711	1,109	361	115	48	4,529
Derivative financial instruments	273	74	—	—	—	—	347
Loans and financing	2,231	1,160	11	4	65	—	3,471
Related parties	207	—	—	—	—	—	207
	4,896	1,945	1,120	365	180	48	8,554
Non-current
Derivative financial instruments	690	93	—	—	—	—	783
Loans and financing	6,444	18,115	256	5	1,979	—	26,799
Related parties	—	72	—	—	—	—	72
Stockholders’ Debentures	1,653	—	—	—	—	—	1,653
	8,787	18,280	256	5	1,979	—	29,307
Total of Liabilities	13,683	20,225	1,376	370	2,159	48	37,861

	January 1, 2012
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	1,026	2,322	3	48	—	132	3,531
Derivative financial instruments	307	288	—	—	—	—	595
Accounts receivable	1,159	7,095	33	145	—	73	8,505
Related parties	57	25	—	—	—	—	82
	2,549	9,730	36	193	—	205	12,713
Non-current
Related parties	20	135	—	—	354	—	509
Loans and financing agreements	87	123	—	—	—	—	210
Derivative financial instruments	52	8	—	—	—	—	60
Others	—	7	—	—	—	—	7
	159	273	—	—	354	—	786
Total of Assets	2,708	10,003	36	193	354	205	13,499
Financial liabilities
Current
Suppliers and contractors	2,384	1,097	702	393	116	122	4,814
Derivative financial instruments	63	10	—	—	—	—	73
Loans and financing	255	1,244	14	4	—	—	1,517
Related parties	7	17	—	—	—	—	24
	2,709	2,368	716	397	116	122	6,428
Non-current
Derivative financial instruments	510	153	—	—	—	—	663
Loans and financing	6,641	13,685	234	8	970	—	21,538
Related parties	—	91	—	—	—	—	91
Stockholders’ Debentures	1,336	—	—	—	—	—	1,336
	8,487	13,929	234	8	970	—	23,628
Total of Liabilities	11,196	16,297	950	405	1,086	122	30,056

24.                               Fair Value Estimative

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

The tables below present the assets and liabilities of measured at fair value as follow:

	December 31, 2013	December 31, 2012			January 1, 2012
	Level 2 (i)	Level 1	Level 2	Total (ii)	Level 2 (i)
Financial Assets
Current
Derivatives:
Derivatives at fair value through profit or loss	196	—	265	265	434
Derivatives designated as hedges	5	—	16	16	161
	201	—	281	281	595
Non-Current
Derivatives:
Derivatives at fair value through profit or loss	140	—	40	40	60
Derivatives designated as hedges	—	—	5	5	—
	140	—	45	45	60
Total of Assets	341	—	326	326	655

Financial Liabilities
Current
Derivatives:
Derivatives at fair value through profit or loss	199	2	344	346	59
Derivatives designated as hedges	39	—	1	1	14
	238	2	345	347	73
Non-Current
Derivatives:
Derivatives at fair value through profit or loss	1,480	—	783	783	663
Derivatives designated as hedges	12	—	—	—	—
Stockholders’ debentures	1,775	—	1,653	1,653	1,336
	3,267	—	2,436	2,436	1,999
Total of Liabilities	3,505	2	2,781	2,783	2,072

(i)                                     No classification according to levels 1 and 3 at December 31, 2013 and January 1, 2012.

(ii)                                  No classification according to level 3.

a)                                     Methods and Techniques of Evaluation

i.                                         Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•                                          Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of instrument yield curves at the verification dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over the period of the option, we use Turnbull & Wakeman model. In this model, besides the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability tip are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

In the case of swaps tied to the TJLP, the calculation of the fair value considers the TJLP are constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

•              Stockholders’ Debentures

Comprise the debentures issued during the privatization process (Note 31d), whose fair values are measured based on the market approach. Reference prices are available on the secondary market.

b)            Fair value measurement compared to book value

For the loans allocated to Level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. For the loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the LIBOR rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	December 31, 2013
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans and Financing (i)	28,996	30,005	15,964	14,041

(i) Net interest of US$449

(ii) No classification according to level 3.

	December 31, 2012
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans and Financing (i)	29,845	32,724	25,817	6,907
Perpetual notes (iii)	72	72	—	72

(i) Net interest of US$425

(ii) No classification according to level 3.

(iii) classified as “Related parties” (Non-current liabilities)

	January 1, 2012
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans and Financing (i)	22,722	24,312	18,181	6,131
Perpetual notes (iii)	80	80	—	80

(i) Net interest of US$333

(ii) No classification according to level 3.

(iii) classified as “Related parties” (Non-current liabilities)

25.          Derivatives financials instruments

a)    Derivatives effects on balance sheet

	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	174	—	249	1	410	60
Eurobonds Swap	13	101	—	39	—	—
Treasury future	—	—	—	—	19	—
Pre dollar swap	5	—	16	—	—	—
	192	101	265	40	429	60
Commodities price risk
Nickel:
Nickel fixed price program	4	—	—	—	1	—
Bunker oil	—	—	—	—	4	—
	4	—	—	—	5	—
Warrants
SLW options (Note 30)	—	39	—	—	—	—
	—	39	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	5	—	—	—	—	—
Strategic nickel	—	—	13	—	161	—
Foreign exchange cash flow hedge	—	—	3	5	—	—
	5	—	16	5	161	—
Total	201	140	281	45	595	60

	Liabilities
	December 31, 2013		December 31, 2012		January 1, 2012
	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	185	1,369	340	700	49	590
Eurobonds Swap	1	—	4	18	4	32
Treasury future	—	—	—	—	5	—
Pre dollar swap	1	110	—	63	—	41
	187	1,479	344	781	58	663
Commodities price risk
Nickel:
Nickel fixed price program	3	—	2	—	1	—
Bunker oil	9	—	—	—	—	—
	12	—	2	—	1	—
Embedded derivatives
Gas	—	1	—	2	—	—
	—	1	—	2	—	—
Derivatives designated as hedge
Bunker oil hedge	12	—	1	—	—	—
Foreign exchange cash flow hedge	27	12	—	—	14	—
	39	12	1	—	14	—
Total	238	1,492	347	783	73	663

b)            Effects of derivatives in the statement of income, cash flow and other comprehensive income

	Year ended as at December 31,
	Amount of gain or(loss) recognized as financial income (expense)			Financial settlement (inflows)/ Outflows			Amount of gain or (loss) recognized in OCI
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(897)	(315)	(92)	146	(325)	(337)	—	—	—
US$ floating rate vs. US$ fixed rate swap	—	—	—	—	—	4	—	—	—
AUD Forward	—	—	—	—	—	(2)	—	—	—
Eurobonds Swap	91	50	(30)	5	4	1	—	—	—
US$ fixed rate vs. CDI swap	—	—	69	—	—	(68)	—	—	—
Treasury future	—	9	(12)	—	(3)	6	—	—	—
Pre dollar swap	(55)	(7)	(23)	(16)	(19)	(1)	—	—	—
South African Randes Forward	—	—	(8)	—	—	8	—	—	—
	(861)	(263)	(96)	135	(343)	(389)	—	—	—
Commodities price risk
Nickel:
Nickel fixed price program
Purchase program	(2)	(1)	39	5	2	(41)	—	—	—
Strategic program	—	—	15	—	—	—	—	—	—
Copper:
Purchased scrap protection program	—	—	1	—	—	—	—	—	—
Maritime Freight Hiring Protection Program	—	—	—	—	—	2	—	—	—
Bunker oil	(72)	1	37	62	(5)	(48)	—	—	—
Aluminum	—	—	—	—	—	7	—	—	—
Coal	—	—	—	—	—	2	—	—	—
	(74)	—	92	67	(3)	(78)	—	—	—
Warrants
SLW options (Note 30)	(60)	—	—	—	—	—	—	—	—
	(60)	—	—	—	—	—	—	—	—
Embedded derivatives
Gas Oman	2	(2)	—	—	—	—	—	—	—
Energy - Aluminum options	—	—	(7)	—	—	—	—	—	—
	2	(2)	(7)	—	—	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	(42)	—	—	42	(1)	—	(10)	(1)	—
Strategic nickel	13	172	49	(13)	(172)	(48)	(13)	(149)	184
Foreign exchange cash flow hedge	(11)	(27)	37	11	26	(50)	(28)	29	(60)
Aluminum	—	—	—	—	—	—	—	—	5
	(40)	145	86	40	(147)	(98)	(51)	(121)	129
Total	(1,033)	(120)	75	242	(493)	(565)	(51)	(121)	129

The maturities dates of the consolidated financial instruments are as follows:

Maturities dates
Currencies/ Interest Rates (LIBOR)	July 2023
Gas	April 2016
Nickel	November 2015
Copper	March 2014
Warrants	February 2023
Bunker Oil	December 2014

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount subject to margin calls on December 31, 2013.

Initial Cost of Contracts

The following tables show as of December 31, 2013, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty (credit) risk)(1), value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

Foreign Exchange and Interest Rates Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•              CDI vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•              CDI vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor – London Interbank Offered Rate) and receives payments linked to CDI.

											US$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Index	rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016	2017

CDI vs. fixed rate swap
Receivable	R$	5,096	R$	8,184	CDI	109.45%	2,391	4,110	1,658
Payable	US$	2,603	US$	4,425	US$ +	3.82%	(2,799)	(4,633)	(1,974)
Net							(408)	(523)	(316)	32	39	(131)	(259)	(57)
Adjusted Net for credit risk							(411)				39	(132)	(260)	(58)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	190	217	13
Payable	US$	250	US$	250	Libor +	0.99%	(254)	(257)	(3)
Net							(64)	(40)	10	3	14	(78)	—	—
Adjusted Net for credit risk							(64)				14	(78)	—	—

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•              TJLP vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•              TJLP vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											US$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Index	rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016	2017-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,456	R$	3,268	TJLP +	1.41%	2,401	2,244	741
Payable	US$	3,310	US$	1,694	USD +	1.93%	(3,172)	(2,427)	(611)
Net							(771)	(184)	130	42	(24)	(72)	(127)	(548)
Adjusted Net for credit risk							(803)				(24)	(73)	(128)	(578)

Swap TJLP vs. floating rate swap
Receivable	R$	615	R$	626	TJLP +	0.95%	224	282	19
Payable	US$	350	US$	356	Libor +	-1.20%	(324)	(324)	(2)
Net							(100)	(42)	17	4	(39)	1	(2)	(60)
Adjusted Net for credit risk							(102)				(39)	1	(2)	(62)

(1)  The “Adjusted net/total for credit risk” as of 12/31/2013 considers the adjustments for  credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46). The inclusion of counterparty credit risk in the instruments fair value are prospective from 2013, while values of December 2012 were hold without credit risk adjustments.

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•              BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											US$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Index	rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016	2017-2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	824	R$	795	Fix	4.47%	309	359	47
Payable	US$	446	US$	442	US$ -	-1.16%	(411)	(406)	(33)
Net							(102)	(47)	14	5	5	(23)	(62)	(22)
Adjusted Net for credit risk							(106)				5	(24)	(63)	(24)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for Euro denominated debt

•              EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

											US$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Index	Average rate	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016-2023

Receivable		€1,000		€1,000	EUR	4.063%	1,530	1,521	35
Payable	US$	1,288	US$	1,288	US$	4.511%	(1,411)	(1,504)	(39)
Net							119	17	(4)	11	12	(1)	108
Adjusted Net for credit risk							113				12	(1)	102

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•              Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

											US$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013		December 31, 2012		Buy/ Sell	(CAD/USD)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016

Forward	CAD	786	CAD	1,362	B	1.006	(38)	8	—	5	(27)	(11)	(0)
Adjusted total for credit risk							(39)				(27)	(11)	(1)

Type of contracts: OTC Contracts

Hedged Item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									US$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Nickel Futures	168	210	S	14,079	0.03	0.02	0.5	0.05	0.03
Adjusted total for credit risk					0.03				0.03

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

									US$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015

Nickel Futures	6,317	—	B	14,274	(2)	—	(3)	2	(2)	0
Adjusted total for credit risk					(2)				(2)	0

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									US$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/lbs)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Forward	1,101,029	937,517	S	3.27	(0.14)	0.005	0.38	0.07	(0.14)
Adjusted total for credit risk					(0.14)				(0.14)

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil Purchase Hedging Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

									US$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Forward	1,590,000	—	B	606	(3)	—	(42)	14	(3)
Adjusted total for credit risk					(3)				(3)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

									US$ million
	Notional ($ million)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/stock)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2023

Call Option	10	—	B	65	40	—	—	3	40
Adjusted total for credit risk					40				40

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in December 31, 2013:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									US$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014

Nickel Forwards	2,111	2,475		13,895	0.04	1.0	(2.3)		0.04
			S
Copper Forwards	6,277	7,272		7,141	0.35	0.4	(2.9)		0.35
Total					0.39	1.4	(5.2)	1	0.39

Gas purchase for Pelletizing Company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

									US$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(1.54)	(2)	—	2	(0.21)	(0.94)	(0.39)

a)                      Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,970.00	JUN14	13,967.49	DEC14	14,083.45
JAN14	13,855.01	JUL14	13,987.19	DEC15	14,317.77
FEB14	13,875.91	AUG14	14,006.82	DEC16	14,552.63
MAR14	13,901.43	SEP14	14,027.17	DEC17	14,788.75
APR14	13,923.96	OCT14	14,046.79
MAY14	13,945.99	NOV14	14,065.35

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.40	JUN14	3.33	DEC14	3.31
JAN14	3.34	JUL14	3.32	DEC15	3.28
FEB14	3.34	AUG14	3.32	DEC16	3.27
MAR14	3.34	SEP14	3.32	DEC17	3.25
APR14	3.34	OCT14	3.31
MAY14	3.33	NOV14	3.31

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	613.79	JUN14	602.52	DEC14	595.25
JAN14	610.71	JUL14	601.91	DEC15	581.56
FEB14	607.99	AUG14	601.26	DEC16	587.66
MAR14	604.94	SEP14	600.77	DEC17	590.61
APR14	603.60	OCT14	600.25
MAY14	603.11	NOV14	599.46

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	6.45	04/01/16	2.50	10/01/18	3.53
03/05/14	3.98	07/01/16	2.56	01/02/19	3.72
04/01/14	3.30	10/03/16	2.61	04/01/19	3.87
07/01/14	2.64	01/02/17	2.72	07/01/19	4.00
10/01/14	2.52	04/03/17	2.82	10/01/19	4.17
01/02/15	2.51	07/03/17	2.94	01/02/20	4.27
04/01/15	2.46	10/02/17	3.06	07/01/20	4.43
07/01/15	2.44	01/02/18	3.19	01/04/21	4.77
10/01/15	2.41	04/02/18	3.31	07/01/21	5.02
01/04/16	2.46	07/02/18	3.41	01/03/22	5.25

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.17	US$6M	0.29	US$11M	0.31
US$2M	0.21	US$7M	0.30	US$12M	0.31
US$3M	0.25	US$8M	0.30	US$2Y	0.49
US$4M	0.27	US$9M	0.30	US$3Y	0.89
US$5M	0.28	US$10M	0.31	US$4Y	1.39

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	5.00	04/01/16	5.00	10/01/18	5.00
03/05/14	5.00	07/01/16	5.00	01/02/19	5.00
04/01/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	07/01/20	5.00
07/01/15	5.00	01/02/18	5.00	01/04/21	5.00
10/01/15	5.00	04/02/18	5.00	07/01/21	5.00
01/04/16	5.00	07/02/18	5.00	01/03/22	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/03/14	9.98	04/01/16	11.84	10/01/18	12.74
03/05/14	10.08	07/01/16	12.03	01/02/19	12.83
04/01/14	10.14	10/03/16	12.17	04/01/19	12.81
07/01/14	10.28	01/02/17	12.28	07/01/19	12.79
10/01/14	10.45	04/03/17	12.36	10/01/19	12.86
01/02/15	10.58	07/03/17	12.48	01/02/20	12.91
04/01/15	10.83	10/02/17	12.57	07/01/20	13.00
07/01/15	11.15	01/02/18	12.63	01/04/21	13.07
10/01/15	11.44	04/02/18	12.63	07/01/21	13.09
01/04/16	11.62	07/02/18	12.70	01/03/22	13.11

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.20	EUR6M	0.36	EUR11M	0.40
EUR2M	0.23	EUR7M	0.37	EUR12M	0.40
EUR3M	0.27	EUR8M	0.38	EUR2Y	0.54
EUR4M	0.31	EUR9M	0.39	EUR3Y	0.74
EUR5M	0.34	EUR10M	0.39	EUR4Y	1.02

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.22	CAD6M	1.37	CAD11M	1.28
CAD2M	1.25	CAD7M	1.34	CAD12M	1.27
CAD3M	1.27	CAD8M	1.32	CAD2Y	1.41
CAD4M	1.32	CAD9M	1.30	CAD3Y	1.69
CAD5M	1.35	CAD10M	1.29	CAD4Y	2.08

Currencies - Ending rates

CAD/US$	0.9398	US$/BRL	2.3426	EUR/US$	1.3789

Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of December 31, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•              Fair Value: the fair value of the instruments as at December 31, 2013;

•              Scenario I: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying market risk factors;

•              Scenario II: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying market risk factors;

•              Scenario III: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying market risk factors;

•              Scenario IV: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying market risk factors;

Sensitivity Analysis – Summary of the USD/BRL fluctuation – Debt, Cash Investments and Derivatives

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in US$ million

Program	Instrument	Risk	Cenário I	Cenário II	Cenário III	Cenário IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	5,210	(5,210)	10,419	(10,419)
Cash Investments	Cash denominated in BRL	USD/BRL fluctuation	1	(1)	2	(2)
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	0	0	0	0
Derivatives*	Consolidated derivatives portfolio	USD/BRL fluctuation	(1,740)	1,740	(3,481)	3,481
Net result			3,470	(3,470)	6,941	(6,941)

(*) Detailed information of derivatives block is described below.

Sensitivity Analysis — Consolidated Derivative Position

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(700)	700	(1,400)	1,400
		USD interest rate inside Brazil variation	(411)	(34)	32	(68)	64
		Brazilian interest rate fluctuation		(10)	9	(21)	18
		USD Libor variation		(0.1)	0.1	(0.2)	0.2
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(64)	(64)	64	(127)	127
		Brazilian interest rate fluctuation		(0.2)	0.2	(0.3)	0.3
		USD Libor variation		(0.01)	0.01	(0.02)	0.02
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(793)	793	(1,586)	1,586
		USD interest rate inside Brazil variation		(71)	66	(147)	128
		Brazilian interest rate fluctuation	(803)	184	(160)	395	(301)
		TJLP interest rate fluctuation		(85)	82	(169)	161
	TJLP vs. USD floating rate swap	USD/BRL fluctuation		(81)	81	(162)	162
		USD interest rate inside Brazil variation		(7)	6	(15)	13
		Brazilian interest rate fluctuation	(102)	15	(13)	32	(24)
		TJLP interest rate fluctuation		(7)	7	(14)	13
		USD Libor variation		4	(4)	8	(8)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation		(103)	103	(206)	206
		USD interest rate inside Brazil variation	(106)	(7)	6	(14)	12
		Brazilian interest rate fluctuation		19	(17)	40	(32)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	EUR/USD fluctuation		382	(382)	765	(765)
		EUR Libor variation	113	30	(27)	62	(53)
		USD Libor variation		(36)	32	(76)	60
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	(382)	382	(765)	765

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/CAD fluctuation		(194)	194	(388)	388
		CAD Libor variation	(39)	2	(2)	4	(4)
		USD Libor variation		(0.6)	0.6	(1.1)	1.1
	Protected Items - Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	194	(194)	388	(388)

Sensitivity analysis - Commodity Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation		0.6	(0.6)	1.2	(1.2)
		Libor USD fluctuation	0.03	0	0	0	0
		USD/CAD fluctuation		0.01	(0.01)	0.02	(0.02)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.6)	0.6	(1.2)	1.2

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(22)	22	(44)	44
		Libor USD fluctuation	(2)	(0.03)	0.03	(0.05)	0.05
		USD/CAD fluctuation		(0.6)	0.6	(1.1)	1.1
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	22	(22)	44	(44)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		1	(1)	2	(2)
		Libor USD fluctuation	(0.14)	0	0	0	0
		USD/CAD fluctuation		(0.03)	0.03	(0.1)	0.1
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1)	1	(2)	2

Bunker Oil Hedge Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(3)	(240)	240	(480)	480
		Libor USD fluctuation		(0.3)	0.3	(0.6)	0.6
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	240	(240)	480	(480)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation	40	(17)	21	(30)	44
		Libor USD fluctuation		(2)	2	(5)	4
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	17	(21)	30	(44)

Sensitivity analysis - Embedded Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	0.04	7	(7)	(15)	(15)
		USD/CAD fluctuation		0.01	(0.01)	0.02	(0.02)

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	0.35	11	(11)	23	(23)
		USD/CAD fluctuation		0.1	(0.1)	0.2	(0.2)

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(1.54)	1	(3)	2	(8)

Sensitivity Analysis - Cash Investments — Other currencies

The Company’s cash investments linked to other different currencies are also subjected to volatility of foreign exchange currencies.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(9)	9	(17)	17
Cash Investments	Cash denominated in CAD	CAD	(1)	1	(1)	1
Cash Investments	Cash denominated in GBP	GBP	(1)	1	(3)	3
Cash Investments	Cash denominated in AUD	AUD	(1)	1	(1)	1
Cash Investments	Cash denominated in Other Currencies	Others	(64)	64	(129)	129

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2013.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB+
Banco do Brasil	Baa2	BBB
Banco do Nordeste	Baa3	BBB
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB
Banco Votorantim	Baa2	BBB-
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB+
Barclays	A3	A-
BNP Paribas	A2	A+
BTG Pactual	Baa3	BBB-
Caixa Economica Federal	Baa2	BBB
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Itau Unibanco	Baa2	BBB
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Standard Bank	Baa1	—
Standard Chartered	A2	A+

* Long Term Rating / LT Foreign Issuer Credit

26.          Stockholders’ Equity

a)                 Capital

The Stockholders’ Equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issuing new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In December 31 2013, the capital was US$60,578 corresponding to 5,365,304,100 shares (3,256,724,482 ON and 2,108,579,618 PNA) with no par value.

	December 31, 2013
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	683,540,482	636,876,650	1,320,417,132
FMP - FGTS	86,795,430	—	86,795,430
PIBB - BNDES	1,693,106	2,510,536	4,203,642
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	271,753,995	501,332,642	773,086,637
Institutional investors	167,038,824	369,297,845	536,336,669
Retail investors in Brazil	52,017,236	371,178,969	423,196,205
Treasure stock in Brazil	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)                 Revenue reserves

The amount of revenue reserves are distributed as follow:

	Investments reserve	Legal reserve	Tax incentive Reserve	Total of undistributed revenue reserves
Balance as of January 1, 2011	39,422	3,421	661	43,504
Capitalization of reserves	(14,168)	—	(142)	(14,310)
Allocation of income	13,844	1,012	533	15,389
Cumulative translation adjustments	(2,338)	(370)	(70)	(2,778)
Balance as of December 31, 2011	36,760	4,063	982	41,805
Realization of reserves	(362)	—	—	(362)
Allocation of income	—	238	293	531
Cumulative translation adjustments	(3,150)	(348)	(87)	(3,585)
Balance as of December 31, 2012	33,248	3,953	1,188	38,389
Realization of reserves	(3,939)	—	—	(3,939)
Allocation of income	4	3	10	17
Cumulative translation adjustments	(4,246)	(505)	(150)	(4,901)
Balance as of December 31, 2013	25,067	3,451	1,048	29,566

Investment reserve aims to ensure the maintenance and development for activities that comprise the Company’s purpose in an amount not exceeding 50% of net income.

Legal reserve is a requirement for all Brazilian Public Company and represents ownership of 5% of annual net income based on Brazilian law, up to 20% of the capital.

Tax incentive reserve resulting from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (Note 21).

c)                  Resources linked to the future mandatory conversion in shares

In June 2012, the convertible notes series VALE and VALE.P-2012 were converted into ADS and represent an aggregate of 15,839,592 common shares and 40,241,968 preferred class A shares. The Conversion was made using 56,081,560 treasury stocks held by the Company. The difference between the book value of the treasury stocks US$1,185 and the total amount received US$1,033 was recognized in the stockholder’s equity, with no profit or loss impact.

d)                 Treasury stocks

In November 2011, as part of the buy-back program approved in June 2011, we concluded the acquisitions of 39,536,080 common shares, at an average price of US$ 26.25 per share, and 81,451,900 preferred shares, at an average price of US$ 24.09 per share (including shares of each class in the form of ADR), for a total aggregate purchase price of US$3,000. The repurchased shares represent 3.1% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launch of the program. These shares acquired will be cancelled in the future.

In December 31, 2013, there are 211,929,174 treasury stocks, in the amount of US$4,477, as follows:

	Classes of shares
	Common	Preferred	Total
Balance as of January 1, 2011	99,649,571	47,375,394	147,024,965
Addition	81,451,900	39,536,080	120,987,980
Reduction	(1,657)	(267)	(1,924)
Balance as of December 31, 2011	181,099,814	86,911,207	268,011,021
Addition
Reduction	(40,242,122)	(15,839,725)	(56,081,847)
Balance as of December 31, 2012	140,857,692	71,071,482	211,929,174
Addition	—	—	—
Reduction	—	—	—
Balance as of December 31, 2013	140,857,692	71,071,482	211,929,174

	Common	Preferred
Unit Price to acquire shares in 2011
Low	10.27	7.17
Average	18.40	19.18
High	28.05	24.27

e)                  Basic and diluted earnings per share

The value of basic earnings per shares and diluted were calculated as follows:

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income from continuing operations attributable to the Company’s stockholders	586	5,522	22,881

Basic and diluted earnings per share:
Income available to preferred stockholders	224	2,091	8,858
Income available to common stockholders	362	3,431	14,023
Total	586	5,522	22,881

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179	3,215,479
Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	0.11	1.08	4.36
Basic earnings per common share	0.11	1.08	4.36

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Loss from discontinuing operations attributable to the Company’s stockholders	(2)	(68)	(86)

Basic and diluted earnings per share:
Loss available to preferred stockholders	(1)	(26)	(34)
Loss available to common stockholders	(1)	(42)	(52)
Total	(2)	(68)	(86)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179	3,215,479
Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	—	(0.02)	(0.02)
Basic earnings per common share	—	0.02	(0.02)

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Net income attributable to the Company’s stockholders	584	5,454	22,795

Basic and diluted earnings per share:
Income available to preferred stockholders	223	2,065	8,825
Income available to common stockholders	361	3,389	13,970
Total	584	5,454	22,795

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491	2,031,315
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179	3,215,479
Total	5,153,375	5,105,670	5,246,794

Basic and diluted earnings per share
Basic earnings per preferred share	0.11	1.06	4.34
Basic earnings per common share	0.11	1.06	4.34

(i) Recast according to Note 6.

f)                             Remuneration of stockholders

Vale’s by-laws determine the minimum remuneration to stockholders of 25% of net income, after adjustments from Brazil’s legal requirements. The minimum remuneration includes the rights of stockholders Class “A” of preferred shares which provides priority to receive of 3% of the equity or 6% on the portion of capital formed by these classes of shares, whichever higher.

The proposal distribution of net income and stockholders’ remuneration were calculated in R$, below is the equivalent amounts in US$:

2013
Net income	584
Adjustments of pension plan of the year (Note 6)	—
Legal reserve	(3)
Tax incentive reserve	(11)
Adjusted net income	570
Realization of reserves	3,936
Adjustments of Cumulative pension plan (Note 6)	8
Cumulative translation adjustments	(14)
4,500
Remuneration:
Mandatory minimum (includes the rights of the preferred shares)	794
Additional remuneration	3,706
4,500
Remuneration nature:
Interest on capital	3,813
Dividends	687
4,500

Total remuneration per share	0.87321417

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding common or preferred share
Amount paid in 2011
Extraordinary remuneration - January	—	998	998	0.191279009
First installment - April	—	2,017	2,017	0.386605539
Additional remuneration - August	3,000	—	3,000	0.576780063
Second installment - October	138	1,844	1,982	0.385815028
Additional remuneration - October	1,003	—	1,003	0.195473565
	4,141	4,859	9,000
Amount paid in 2012
First installment - April	—	3,000	3,000	0.588547644
Second installment - October	1,670	1,330	3,000	0.582142779
	1,670	4,330	6,000
Amount paid in 2013
First installment - April	400	1,850	2,250	0.436607084
Second installment - October	287	1,963	2,250	0.436607084
	687	3,813	4,500

27.                               Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)                                     Results by segment

	Year ended as at December 31, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	35,802	7,286	2,814	865	46,767	1,283	48,050
Cost and expenses	(15,469)	(5,647)	(2,868)	(1,057)	(25,041)	(1,164)	(26,205)
Impairment of assets	(182)	—	(2,116)	—	(2,298)	—	(2,298)
Gain (loss) on measurement or sales of non-current assets	—	(215)	—	—	(215)	(209)	(424)
Depreciation, depletion and amortization	(1,919)	(1,766)	(431)	(34)	(4,150)	(158)	(4,308)
Operating income (loss)	18,232	(342)	(2,601)	(226)	15,063	(248)	14,815

Financial results, net	(8,515)	(50)	(18)	251	(8,332)	(2)	(8,334)
Results on sale of investments from joint controlled and associates	—	—	27	14	41	—	41
Equity results from associates	655	(26)	—	(160)	469	—	469
Income taxes	(6,906)	62	56	(45)	(6,833)	248	(6,585)
Net income (loss)	3,466	(356)	(2,536)	(166)	408	(2)	406

Net income (loss) attributable to noncontrolling interests	(77)	(58)	13	(56)	(178)	—	(178)
Income attributable to the company’s stockholders	3,543	(298)	(2,549)	(110)	586	(2)	584

Sales classified by geographic area:
America, except United States	733	1,045	60	10	1,848	—	1,848
United States of America	30	1,070	—	212	1,312	—	1,312
Europe	5,996	2,647	120	—	8,763	—	8,763
Middle East/Africa/Oceania	1,981	93	17	7	2,098	—	2,098
Japan	3,417	618	—	—	4,035	—	4,035
China	18,070	851	—	—	18,921	—	18,921
Asia, except Japan and China	2,656	883	61	—	3,600	—	3,600
Brazil	2,919	79	2,556	636	6,190	1,283	7,473
Net operating revenue	35,802	7,286	2,814	865	46,767	1,283	48,050

	Year ended as at December 31, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	35,372	7,131	3,570	480	46,553	1,141	47,694
Cost and expenses	(17,980)	(6,529)	(2,940)	(1,011)	(28,460)	(1,058)	(29,518)
Impairments of assets	(1,029)	(2,848)	—	(146)	(4,023)	—	(4,023)
Gain (loss) on measurement or sales of non-current assets	(377)	—	(129)	—	(506)	—	(506)
Depreciation, depletion and amortization	(2,004)	(1,647)	(463)	(41)	(4,155)	(133)	(4,288)
Operating income (loss)	13,982	(3,893)	38	(718)	9,409	(50)	9,359

Financial results, net	(4,268)	278	(46)	14	(4,022)	(1)	(4,023)
Impairments on investments	—	(975)	—	(966)	(1,941)	—	(1,941)
Equity results from associates and joint controlled entities	893	(5)	—	(243)	645	—	645
Income taxes	(338)	38	1,206	268	1,174	(17)	1,157
Net income (loss)	10,269	(4,557)	1,198	(1,645)	5,265	(68)	5,197

Net loss attributable to noncontrolling interests	(65)	(207)	54	(39)	(257)	—	(257)
Income attributable to the company’s stockholders	10,334	(4,350)	1,144	(1,606)	5,522	(68)	5,454

Sales classified by geographic area:
America, except United States	751	996	60	16	1,823	—	1,823
United States of America	108	1,137	53	36	1,334	—	1,334
Europe	5,834	2,194	148	23	8,199	—	8,199
Middle East/Africa/Oceania	1,550	96	7	—	1,653	—	1,653
Japan	4,202	722	—	7	4,931	—	4,931
China	16,743	895	—	—	17,638	—	17,638
Asia, except Japan and China	2,947	1,009	91	2	4,049	—	4,049
Brazil	3,237	82	3,211	396	6,926	1,141	8,067
Net operating revenue	35,372	7,131	3,570	480	46,553	1,141	47,694

(i)        Recast according Note 6.

	Year ended as at December 31, 2011 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo Logistics)	Total
Results
Net operating revenue	46,673	9,221	3,322	859	60,075	871	60,946
Cost and expenses	(16,728)	(6,460)	(2,632)	(1,589)	(27,409)	(845)	(28,254)
Gain (loss) on measurement or sales of non-current assets	—	—	—	1,494	1,494	—	1,494
Depreciation, depletion and amortization	(1,790)	(1,571)	(458)	(17)	(3,836)	(108)	(3,944)
Operating income (loss)	28,155	1,190	232	747	30,324	(82)	30,242

Financial results, net	(3,448)	53	(70)	(84)	(3,549)	8	(3,541)
Equity results from associates and joint controlled entities	1,230	(6)	—	(86)	1,138	—	1,138
Income taxes	(4,202)	(954)	(109)	—	(5,265)	(12)	(5,277)
Net income (loss)	21,735	283	53	577	22,648	(86)	22,562

Net income (loss) attributable to noncontrolling interests	(105)	(88)	31	(71)	(233)	—	(233)
Income attributable to the company’s stockholders	21,840	371	22	648	22,881	(86)	22,795

Sales classified by geographic area:
America, except United States	1,181	1,279	44	122	2,626	—	2,626
United States of America	98	1,550	1	23	1,672	—	1,672
Europe	8,815	2,316	153	202	11,486	—	11,486
Middle East/Africa/Oceania	1,767	150	1	1	1,919	—	1,919
Japan	5,987	1,156	—	95	7,238	—	7,238
China	20,086	1,235	—	99	21,420	—	21,420
Asia, except Japan and China	3,640	1,394	35	1	5,070	—	5,070
Brazil	5,099	141	3,088	316	8,644	871	9,515
Net operating revenue	46,673	9,221	3,322	859	60,075	871	60,946

(i)        Recast according Note 6.

	Year ended as at December 31, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Gain (loss) on measurement or sales of non- current assets	Impairment	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	28,137	(9,153)	(1,261)	(314)	(244)	17,165	(1,411)	—	—	15,754	37,124	6,993	648
Pellets	6,000	(2,299)	(110)	(12)	(130)	3,449	(184)	—	(182)	3,083	1,702	262	857
Ferroalloys and manganese	523	(317)	(34)	—	(13)	159	(29)	—	—	130	272	36	—
Coal	1,010	(1,147)	(262)	(49)	(47)	(495)	(173)	—	—	(668)	4,307	1,411	282
Others ferrous products and services	132	(80)	3	—	—	55	(122)	—	—	(67)	537	30	—
	35,802	(12,996)	(1,664)	(375)	(434)	20,333	(1,919)	—	(182)	18,232	43,942	8,732	1,787
Base Metals
Nickel and other products (a)	5,839	(3,657)	(123)	(173)	(753)	1,133	(1,592)	—	—	(459)	29,739	2,258	22
Copper (b)	1,447	(1,008)	(122)	(45)	(10)	262	(174)	(215)	—	(127)	3,712	608	228
Others	—	—	244	—	—	244	—	—	—	244	—	—	—
	7,286	(4,665)	(1)	(218)	(763)	1,639	(1,766)	(215)	—	(342)	33,451	2,866	250
Fertilizers
Potash	201	(127)	(29)	(16)	(394)	(365)	(44)	—	(2,116)	(2,525)	176	401	—
Phosphates	2,065	(1,681)	(146)	(30)	(29)	179	(312)	—	—	(133)	7,342	451	—
Nitrogen	469	(382)	(22)	(5)	(5)	55	(75)	—	—	(20)	—	—	—
Others fertilizers products	79	—	—	(2)	—	77	—	—	—	77	—	—	—
	2,814	(2,190)	(197)	(53)	(428)	(54)	(431)	—	(2,116)	(2,601)	7,518	852	—

Others	865	(669)	(233)	(155)	—	(192)	(34)	—	—	(226)	3,625	655	1,547
Total of continued operations	46,767	(20,520)	(2,095)	(801)	(1,625)	21,726	(4,150)	(215)	(2,298)	15,063	88,536	13,105	3,584

Discontinued operations (General Cargo)	1,283	(1,078)	(72)	(14)	—	119	(158)	(209)	—	(248)	1,027	763	—
Total	48,050	(21,598)	(2,167)	(815)	(1,625)	21,845	(4,308)	(424)	(2,298)	14,815	89,563	13,868	3,584

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Year ended as at December 31, 2012 (i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Gain (loss) on measurement or sales of non-current assets	Impairment	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	26,931	(9,880)	(2,336)	(616)	(196)	13,903	(1,421)	—	—	12,482	37,488	7,904	678
Pellets	6,560	(2,644)	—	—	(125)	3,791	(235)	—	—	3,556	2,019	383	1,106
Ferroalloys and manganese	543	(352)	(1)	—	—	190	(45)	(22)	—	123	302	177	—
Coal	1,092	(1,046)	(352)	(115)	(28)	(449)	(198)	(355)	(1,029)	(2,031)	3,616	1,082	281
Others ferrous products and services	246	(234)	(55)	—	—	(43)	(105)	—	—	(148)	602	94	—
	35,372	(14,156)	(2,744)	(731)	(349)	17,392	(2,004)	(377)	(1,029)	13,982	44,027	9,640	2,065
Base Metals
Nickel and other products (a)	5,975	(3,835)	(511)	(299)	(791)	539	(1,508)	—	(2,848)	(3,817)	30,474	2,792	24
Copper (b)	1,156	(854)	(40)	(96)	(103)	63	(139)	—	—	(76)	4,536	819	252
	7,131	(4,689)	(551)	(395)	(894)	602	(1,647)	—	(2,848)	(3,893)	35,010	3,611	276
Fertilizers
Potash	290	(158)	(13)	(73)	—	46	(23)	—	—	23	2,209	1,333	—
Phosphates	2,507	(1,790)	(157)	(36)	(93)	431	(331)	—	—	100	8,209	293	—
Nitrogen	699	(575)	(45)	—	—	79	(109)	(129)	—	(159)	—	40	—
Others fertilizers products	74	—		—	—	74	—	—	—	74	331	12	—
	3,570	(2,523)	(215)	(109)	(93)	630	(463)	(129)	—	38	10,749	1,678	—
Others	480	(363)	(418)	(230)	—	(531)	(41)	—	(146)	(718)	1,937	393	4,043
Total of continued operations	46,553	(21,731)	(3,928)	(1,465)	(1,336)	18,093	(4,155)	(506)	(4,023)	9,409	91,723	15,322	6,384

Discontinued operations (General Cargo)	1,141	(930)	(115)	(13)	—	83	(133)	—	—	(50)	2,370	455
Total	47,694	(22,661)	(4,043)	(1,478)	(1,336)	18,176	(4,288)	(506)	(4,023)	9,359	94,093	15,777	6,384

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Recast according to Note 6.

	Year ended as at December 31, 2011 (i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Gain (loss) on measurement or sales of non-current assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	36,416	(8,443)	(1,926)	(615)	—	25,432	(1,240)	—	24,192	33,512	7,717	663
Pellets	7,938	(3,311)	—	—	(106)	4,521	(196)	—	4,325	2,841	624	928
Ferroalloys and manganese	676	(494)	(100)	—	—	82	(69)	—	13	337	177	—
Coal	1,058	(804)	(321)	(152)	(101)	(320)	(164)	—	(484)	4,081	1,141	239
Others ferrous products and services	585	(419)	64	—	—	230	(121)	—	109	946	347	—
	46,673	(13,471)	(2,283)	(767)	(207)	29,945	(1,790)	—	28,155	41,717	10,006	1,830
Base Metals
Nickel and other products (a)	8,118	(4,067)	(470)	(254)	(796)	2,531	(1,487)	—	1,044	31,455	2,637	4
Copper (b)	1,103	(664)	(38)	(159)	(12)	230	(84)	—	146	4,178	1,226	234
	9,221	(4,731)	(508)	(413)	(808)	2,761	(1,571)	—	1,190	35,633	3,863	238
Fertilizers
Potash	273	(155)	(84)	(50)	(26)	(42)	(45)	—	(87)	1,982	532	—
Phosphates	2,300	(1,580)	(54)	(54)	(72)	540	(297)	—	243	6,363	316	—
Nitrogen	679	(516)	(41)	—	—	122	(116)	—	6	1,337	180	—
Others fertilizers products	70	—	—	—	—	70	—	—	70	364	—	—
	3,322	(2,251)	(179)	(104)	(98)	690	(458)	—	232	10,046	1,028	—
Others	859	(600)	(602)	(387)	—	(730)	(17)	1,494	747	2,218	965	5,945
Total of continued operations	60,075	(21,053)	(3,572)	(1,671)	(1,113)	32,666	(3,836)	1,494	30,324	89,614	15,862	8,013

Discontinued operations (General Cargo)	871	(759)	(83)	(3)	—	26	(108)	—	(82)	2,249	213	—
Total	60,946	(21,812)	(3,655)	(1,674)	(1,113)	32,692	(3,944)	1,494	30,242	91,863	16,075	8,013

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Recast according to Note 6.

28.          Cost of goods sold and services rendered, and Sales and Administrative Expenses and Other Operational Expenses (Income), net, by Nature

a)            Costs of goods sold and services rendered

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Personnel	3,265	3,413	3,017
Material	4,112	4,222	3,716
Fuel oil and gas	1,804	1,947	2,066
Outsourcing services	3,805	4,645	4,156
Energy	663	863	966
Acquisition of products	1,409	1,367	2,274
Depreciation and depletion	3,724	3,659	2,452
Freight	3,189	2,801	1,956
Others	2,274	2,473	3,925
Total	24,245	25,390	24,528

(i) Recast according to Note 6.

b)                 Selling and administrative expenses

	Year ended as at December 31,
	2013	2012	2011
Personnel	495	782	688
Services (consulting, infrastructure and others)	331	480	526
Advertising and publicity	44	101	87
Depreciation	192	236	206
Travel expenses	19	63	59
Taxes and rents	26	27	45
Selling	85	274	329
Others	110	209	331
Total	1,302	2,172	2,271

c)             Others operational expenses (incomes), net

	Year ended as at December 31,
	2013	2012	2011
Provision for litigation	(88)	704	279
Provision for loss with VAT credits (ICMS)	120	238	50
VAT - settlement program	166	—	—
Provision for profit sharing	215	414	384
Vale do Rio Doce Foundation (“FVRD”)	24	37	123
Provision for disposal of materials/inventories	171	128	49
Loss with prepayment to contractors	49	—	—
Other	327	475	597
Total	984	1,996	1,482

29.          Financial result

The financial results, by nature, are as follows:

	Year ended as at December 31,
	2013	2012	2011
		(i)	(i)
Financial expenses
Interest	(1,335)	(1,251)	(1,388)
Labor, tax and civil contingencies	(109)	(79)	(41)
Derivatives	(1,443)	(634)	(172)
Indexation and exchange rate variation (a)	(4,586)	(2,562)	(2,552)
Stockholders’ debentures	(381)	(466)	(222)
Net expenses of REFIS	(2,637)	—	—
Others	(540)	(625)	(1,064)
	(11,031)	(5,617)	(5,439)
Financial income
Derivatives	410	514	247
Indexation and exchange rate variation (b)	1,646	670	942
Others	643	411	701
	2,699	1,595	1,890
Financial results, net	(8,332)	(4,022)	(3,549)

Summary of indexation and exchange rate
Cash and cash equivalents	—	32	(7)
Loans and financing	(3,335)	(1,622)	(2,577)
Related parties	13	10	—
Others	382	(312)	974
Net (a + b)	(2,940)	(1,892)	(1,610)

(i) Year adjusted according to Note 6.

30.          Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

In March 2013, we received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$100. The amount of US$1,330 was received for the Salobo transaction and US$570 plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During 2013, the Company recognized US$31 in Statement of Income related to rendered services.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

31.       Commitments

a)      Nickel project – New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. Pursuant to the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as at December 31, 2012. We also committed that assets associated the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)            Nickel Plant – Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (“CoW”). During the process, the government identified the following points for renegotiation: (i) size of the CoW area; (ii) term and form of CoW extension; (iii) financial obligations (royalties and taxes); (iv) domestic processing and refining; (v) mandatory divestment; and (vi) priority use of domestic goods and services.  As part of the ongoing CoW renegotiation, PTVI submitted an updated growth strategy to high level government officials in June 2013. The CoW renegotiation progressed throughout 2013 and is on-going. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)             Nickel Plant – Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions. To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.   Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.   Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year. In April 2013, VNLL surpassed the 440,000 tonnes export limit and consequently, as at December 31, 2013 VNLL has accrued US$33 for payments to be paid related to the additional export exemption. In addition, Vale will build up a litigation liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met. In this regard, letters of credit in the amount of US$95 have been issued as at December 31, 2013.

In the course of our operations we have provided other letters of credit and guarantees in the amount of US$889 that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)            Guinea – Iron ore projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VMG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea.  These concessions are under review by a technical committee established pursuant to Guinean legislation, which is evaluating whether to recommend that the Government of Guinea take action to revoke VBG’s concessions. At December 31, 2013, the book value of the Company´s investment in VBG, which is in its pre-operating phase, was US$ 1.1 billion. Revocation of the concession could adversely affect the value of the Company's investment, subject to any legal challenge or other recourse on the part of VBG or Vale.

e)             Participative stockholders’ debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that our pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting our mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index (“IGP-M”), as set out in the Issue Deed. As at December 31, 2013, December 31, 2012 and January 1, 2012 the total amount of these debentures was US$1,775, US$1,653 and US$1,336, respectively.

The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture. In April and October of 2013 we paid semester remuneration in the amount of US$7 and US$4, respectively.

f)      Operating lease

•       Pelletize Operations

Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements have duration between 3 and 10 years.

In July 2012 the Company entered into an operating lease agreement with its joint venture Hispanobrás. The contract has duration of 3 years, renewable.

The table below shows the minimum future annual payments, and required non-cancelable operating lease for the four pellet plants (Hispanobrás, Nibrasco, and Itabrasco Kobrasco), as at December 31, 2013.

2014	74
2015	72
2016	70
2017	37
2018 thereafter	26
Total minimum payments required	279

The total amount of operational leasing expenses on pelletizing operations on 31 December 2013, 2012 and 2011 were US$162, US$206 and US$399, respectively.

g)      Concession and Sub-concession Agreements

i.                     Rail companies

The Company entered into not onerous concession agreements with the Brazilian Federal Government through the Ministry of Transport, for the exploration and development of the public rail transportation of cargo. The accounting records of grants and sub-concessions are presented in Note 14.

Railroad	End of the concession period
Vitória a Minas e Carajás	June 2027

The grant will be terminated with the completion of one of the following events: the termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

ii.      Port

The Company has the following specialized port terminals:

Terminals	Location	End of the concession period
Port of Tubarão and bulk líquids	Vitória - ES	2020
Port of Vila Velha	Vila Velha - ES	2023
Ponta da Madeira Terminal - Píer I e III	S. Luiz - MA	2018
Ponta da Madeira Terminal - Píer II	S. Luiz - MA	2028	(i)
Port of Ore Exportation- Itaguaí Terminal	Itaguaí - RJ	2021
Guaíba Island Terminal - TIG - Mangaratiba	Mangaratiba - RJ	2018

(i) Concession contract ended in 2010, was extended for 36 months and renewed in March 2013 for another 15 years.

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

iii.         Rail and port concessions of discontinued operations

The discontinued operations detailed in Note 7 include rail and port terminal concessions, as follows:

Railroad	End of the concession period
Malha Centro-Leste (FCA)	August 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

Terminals	End of the concession period
Praia Mole (i)	2020
Terminal of Several Products (i)	2020
Inácio Barbosa Terminal (i)	2018
Ultrafértil S.A	2040
VLI Operações Portuárias S.A.	2028

(i) Vale has the concession but they exclusively for the operations of general cargo

h)      Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On December 31, 2013, 2011 and 2011 the amount guaranteed by Vale was US$377, US$92 and US$0, respectively.

32.          Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, through prices agreed between the parties.

The balances of these related party transactions and their effect on the financial statements may be identified as follows:

	Consolidated
	Assets
	December 31, 2013		December 31, 2012		January 1, 2012
	Customers	Related parties	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	4	—	5	9	6	2
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	—	2	—	177	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	2	—	1	—
Minas da Serra Geral S.A.	—	1	—	—	—	—
Mitsui Co.	47	—	22	—	—	—
MRS Logistica S.A.	6	6	8	36	9	41
Norsk Hydro ASA	—	—	—	405	—	489
Samarco Mineração S.A.	29	162	33	180	40	7
Others	29	200	62	162	56	52
Total	116	369	134	792	289	591

Current	116	261	134	384	289	82
Non-current	—	108	—	408	—	509
Total	116	369	134	792	289	591

	Consolidated
	Liabilities
	December 31, 2013		December 31, 2012		January 1, 2012
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	15	—	28	—	20	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	2	59	—	33	5	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	15	—	10	—	162	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	2	16	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	128	—	175	2	11
Minas da Serra Geral S.A.	7	—	8	—	9	—
Mitsui Co.	2	—	46	—	37	—
MRS Logistica S.A.	22	—	45	—	20	—
Norsk Hydro ASA	—	—	—	71	—	80
Samarco Mineração S.A.	1	—	—	—	—	—
Others	—	7	9	—	25	24
Total	66	210	146	279	280	115

Current	66	205	146	207	280	24
Non-current	—	5	—	72	—	91
Total	66	210	146	279	280	115

	Income			Cost/ expense
	Year ended as at December 31,
	2013	2012	2011	2013	2012	2011
California Steel Indutstries	211	16	—	—	—	—
Companhia Siderurgica do Atlântico		—	—	146	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	33	70	98
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	266	729	7	265	521
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	—	24	32	150
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	—	10	80	151
MRS Logistica S.A.	4	14	16	478	702	759
Samarco Mineração S.A.	419	371	511	—	—	—
Others	188	126	103	6	101	53
Total	822	793	1,359	704	1,250	1,732

	Year ended as at December 31,
	2013		2012		2011
	Income	Cost/ expense	Income	Cost/ expense	Income	Cost/ expense
Sales/Cost of iron ore and pellets	419	80	624	469	1,337	952
Revenues/ expense from logistic services	—	478	14	706	16	759
Sales/ Cost of steel products	211	146	—	—	—	—
Financial income/ expenses	23	—	14	7	6	3
Others	169	—	141	68	—	18
	822	704	793	1,250	1,359	1,732

	Balance sheet			Statement of income
	Year ended as at December 31,
	December 31, 2013	December 31, 2012	January 1, 2012	2013	2012	2011
Cash and cash equivalents
Brasdesco	25	33	16	3	—	73
	25	33	16	3	—	73
Loan payable
BNDES	4,297	3,951	2,954	180	41	138
BNDESPar	718	825	902	48	14	57
	5,015	4,776	3,856	228	55	195

Remuneration of key management personnel:

	Year ended as at December 31,
	2013	2012	2011
Short-term benefits:	27	36	49
Wages or pro-labor	11	11	11
Direct and indirect benefits	7	11	21
Bonus	9	14	17

Long-term benefits:	1	11	13
Based on stock	1	11	13

Termination of position	1	9	54
	29	56	116

33.    Presentation of Financial Information — transition from U.S. GAAP to IFRS

Beginning in 2013, we discontinued the preparation and filing with the SEC of financial statements under U.S. GAAP.  During 2013, we have prepared and presented interim financial statements under IFRS only and, beginning with our annual report on Form 20-F for the year ended December 31, 2013, we will present our audited annual financial statements in accordance with IFRS.  We present below a reconciliation from U.S. GAAP to IFRS of our condensed consolidated balance sheet and statement of income as of and for the year ended December 31, 2012.

	December 31, 2012
	USGAAP as presented in 2012	2012 reconciliation adjustments		IFRS as presented in 2012	IAS 19R retrospective adjustment	IFRS
Assets
Current assets
Cash and cash equivalents	5,832	—		5,832	—	5,832
Others	16,586	(349	)(a)	16,237	—	16,237
	22,418	(349)		22,069	—	22,069
Non-current assets held for sale and discontinued operation	479	(22)		457	—	457
	22,897	(371)		22,526	—	22,526

Non-current assets
Investments	6,492	(108	)(b)	6,384	—	6,384
Property, plant and equipment, net	91,766	2,327	(c)	94,093	—	94,093
Others	10,323	(2,706	)(d)	7,617	(43)	7,574
	108,581	(487)		108,094	(43)	108,051
Total assets	131,478	(858)		130,620	(43)	130,577

Liabilities and stockholders’ equity
Current
Accounts payable	4,529	—		4,529	—	4,529
Loans and finances	3,468	3	(e)	3,471	—	3,471
Others	4,407	(5	)(f)	4,402	—	4,402
	12,404	(2)		12,402	—	12,402
Liabilities directly associated with non-current assets held for sale and discontinued operation	181	(21	)(f)	160	9	169
	12,585	(23)		12,562	9	12,571
Non-current
Loans and finances	26,799	—		26,799	—	26,799
Deferred income tax and social contribution	3,538	257	(g)	3,795	(368)	3,427
Others	12,680	(1,375	)(h)	11,305	1,650	12,953
	43,017	(1,118)		41,899	1,282	43,179
Stockholders’ equity
Capital stock	37,559	17,990	(i)	55,549	—	55,549
Noncontrolling interests	1,635	(47	)(i)	1,588	—	1,588
Others	36,682	(17,660	)(i)	19,022	(1,334)	17,690
	75,876	283		76,159	(1,334)	74,827
Total liabilities and Stockholders’ equity	131,478	(858)		130,620	(43)	130,577

(a)          Difference is mainly due to the reclassification of current deferred income tax in USGAAP to non-current assets in accordance with IFRS (US$356). The reconciling amount also includes minor difference on assets held for sale (US$22) net of financial assets available for sale, which under U.S. GAAP is recognized as an investment (US$7).

(b)          Difference between noncontrolled entities recognized under the equity method.

(c)           Difference relates to the effects of a business combination accounted for under the Brazilian GAAP and not restated for IFRS, as the Company used the exemption available for IFRS first-time adopters. Under US GAAP, the Company applied the purchase price allocation and therefore recorded the assets acquired at fair values. Goodwill in USGAAP is included in “Others” and therefore the effect is also in (d).

(d)          As mentioned in (c), part of the difference arises from Goodwill in US GAAP (US$2,947) classified in this line item, whereas the goodwill in IFRS (US$4,603) is classified in intangible assets. The effect is partially offset by the pension plan assets from overfunded plans (US$844) recorded for USGAAP only, and the effects of deferred income tax between IFRS (US$3,981) and US GAAP (US$2,.866).

(e)           Minor adjustment related to lease arrangements.

(f)            Differences are mainly due to the effects of pension plan liabilities. Under USGAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to liabilities directly associated with assets held for sale and mandatory convertible notes.

(g)          Effects on deferred tax liabilities related to the differences between US GAAP and IFRS.

(h)          Differences are mainly due to the effects of pension plan liabilities. Under USGAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to asset retirement obligations.

(i)             Difference between US GAAP and IFRS relating to translation adjustment of current and historical currency.

	January 1, 2012
	USGAAP as presented in 2012	2012 reconciliation adjustments		IFRS as presented in 2012	IAS 19R retrospective adjustment	IFRS
Assets
Current assets
Cash and cash equivalents	3.531	—		3.531	—	3.531
Other	18.205	(198	)(a)	18.007	—	18.007
	21.736	(198)		21.538	—	21.538

Non-current assets
Investments	8.093	(80	)(b)	8.013	—	8.013
Property, plant and equipment, net	90.030	1.833	(c)	91.863	—	91.863
Other	8.869	(3.383	)(d)	5.486	16	5.502
	106.992	(1.630)		105.362	16	105.378
Total assets	128.728	(1.828)		126.900	16	126.916

Liabilities and stockholders’ equity
Current
Accounts payable	4.814	—		4.814	—	4.814
Loans and finances	1.517	—		1.517	—	1.517
Other	4.712	50	(e)	4.762	—	4.762
	11.043	50		11.093	—	11.093
	11.043	50		11.093	—	11.093
Non-current
Loans and finances	21.538	—		21.538	—	21.538
Deferred income tax and social contribution	5.654	27	(f)	5.681	(216)	5.465
Other	10.884	(806	)(g)	10.078	927	11.005
	38.076	(779)		37.297	711	38.008
Stockholders’ equity
Capital stock	37.776	17.753	(h)	55.529	—	55.529
Noncontrolling interests	1.894	(179	)(h)	1.715	—	1.715
Other	39.939	(18.673	)(h)	21.266	(695)	20.571
	79.609	(1.099)		78.510	(695)	77.815
Total liabilities and Stockholders’ equity	128.728	(1.828)		126.900	16	126.916

(a)         Difference is mainly due to the reclassification of current deferred income tax in USGAAP to non-current assets in accordance with IFRS (US$205). The reconciling amount also includes minor difference on financial assets available for sale, which under U.S. GAAP is recognized as an investment (US$7).

(b)         Difference between noncontrolled entities recognized under the equity method.

(c)          Difference relates to the effects of a business combination accounted for under the Brazilian GAAP and not restated for IFRS, as the Company used the exemption available for IFRS first-time adopters. Under US GAAP, the Company applied the purchase price allocation and therefore recorded the assets acquired at fair values. Goodwill in USGAAP is included in “Others” and therefore the effect is also in (d).

(d)         As mentioned in (c), part of the difference arises from Goodwill in US GAAP (US$3,026) classified in this line item, whereas the goodwill in IFRS (US$4,812) is classified in intangible assets. The effect is partially offset by the pension plan assets from overfunded plans (US$844) recorded for USGAAP only, and the effects of deferred income tax between IFRS (US$3,981) and US GAAP (US$2,.866).

(e)          Differences are mainly due to the effects of pension plan liabilities. Under USGAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to liabilities directly associated with assets held for sale and mandatory convertible notes.

(f)           Effects on deferred tax liabilities related to the differences between US GAAP and IFRS.

(g)         Differences are mainly due to the effects of pension plan liabilities. Under USGAAP the Company applies the full liability method, whereas for IFRS the Company adopts the corridor approach. There are also differences related to asset retirement obligations.

(h)         Difference between US GAAP and IFRS relating to translation adjustment of current and historical currency.

	December 31, 2012
	USGAAP as presented in 2012	2012 reconciliation adjustments		IFRS as presented in 2012	Retrospective IAS 19R adjustment	Retrospective presentation of discontinued operation	IFRS
Net revenue	47,694	—		47,694	—	(1,141)	46,553
Cost	(26,591)	108	(a)	(26,483)	34	1,059	(25,390)
Gross operating profit	21,103	108		21,211	34	(82)	21,163

Operational expenses	(7,351)	(6	)(b)	(7,357)	—	132	(7,225)
Financial expenses	(3,801)	(306	)(c)	(4,107)	84	1	(4,022)
Equity results	640	5	(d)	645	—	—	645
Impairment on Investments	(6,170)	(300	)(d)	(6,470)	—	—	(6,470)
	(16,682)	(607)		(17,289)	84	133	(17,072)
Earnings before taxes	4,421	(499)		3,922	118	51	4,091

Current and deferred income tax and social contribution, net	833	361	(e)	1,194	(37)	17	1,174
Net income of the year	5,254	(138)		5,116	81	68	5,265
Discontinued Operations	—	—		—	—	(68)	(68)
Net income	5,254	(138)		5,116	81	—	5,197
Loss attributable to noncontrolling interests	(257)	—		(257)	—	—	(257)
Net income attributable to shareholders	5,511	(138)		5,373	81	—	5,454

(a)         Amortization of the difference between the book value and fair value of the MBR in USGAAP (US$153) and pension plan and asset retirement obligation at Vale Canada (US$4 and US$41);

(b)         Adjustment of pension plan and asset retirement obligation at Vale Canada (US$10) and profit and sale of Araucária assets (US$16);

(c)          Recognition of surplus on overfunded pension plans at Vale and Vale Fertilizantes;

(d)         Difference between IFRS and US GAAP relates to the impairment on affiliates that for USGAAP was grouped within “Current and deferred income tax and social contribution, net”. There is no difference on the impairment recorded in both GAAPs; and

(e)          The difference is partially due to the effects described in (d) above (US$300) and to the effects on deferred income taxes on the difference between US GAAP and IFRS.

	December 31, 2011
	USGAAP as presented in 2012	2012 reconciliation adjustments		IFRS as presented in 2012	Retrospective IAS 19R adjustment	Retrospective presentation of discontinued operation	IFRS
Net revenue	60.946	—		60.946	—	(871)	60.075
Cost	(25.529)	158	(a)	(25.371)	(19)	862	(24.528)
Gross operating profit	35.417	158		35.575	(19)	(9)	35.547

Operational expenses	(5.305)	(1.503	)(b)	(6.808)	—	91	(6.717)
Financial expenses	(3.313)	(260	)(c)	(3.573)	32	(8)	(3.549)
Equity results	1.135	3	(d)	1.138	—	—	1.138
Impairment on Investments	—	1.494		1.494	—	—	1.494
	(7.483)	(266)		(7.749)	32	83	(7.634)
Earnings before taxes	27.934	(108)		27.826	13	74	27.913

Current and deferred income tax and social contribution, net	(5.282)	11	(e)	(5.271)	(6)	12	(5.265)
Net income of the year	22.652	(97)		22.555	7	86	22.648
Discontinued Operations	—	—		—	—	(86)	(86)
Net income	22.652	(97)		22.555	7	—	22.562
Loss attributable to noncontrolling interests	(233)	—		(233)	—	—	(233)
Net income attributable to shareholders	22.885	(97)		22.788	7	—	22.795

(a)         Amortization of the difference between the book value and fair value of the MBR in USGAAP (US$178) and pension plan and asset retirement obligation at Vale Canada (US$17 and US$3);

(b)         Adjustment of pension plan and asset retirement obligation at Vale Canada (US$10) and profit and sale of Araucária assets (US$19);

(c)          Recognition of surplus on overfunded pension plans at Vale and Vale Fertilizantes;

(d)         Difference between IFRS and US GAAP relates to the on affiliates; and

(e)          The difference is partially due to the effects on deferred income taxes on the difference between US GAAP and IFRS.

34.       Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hidehiro Takahashi	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Sandro Kohler Marcondes
Luciano Siani Pires
Advisory Committees of the Board of Directors	Chief Financial Officer and Investors Relations

Controlling Committee	Roger Allan Downey
Luiz Carlos de Freitas	Executive Officer (Fertilizers and Coal)
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer (Ferrous and Strategy)
Executive Development Committee
Laura Bedeschi Rego de Mattos	Galib Abrahão Chaim
Luiz Maurício Leuzinger	Executive Officer (Capital Projects Implementation)
Marcel Juviniano Barros
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral Research)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Dan Antônio Marinho Conrado	Executive Officer (Base Metals and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/O-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: February 26, 2014		Rogerio T. Nogueira
Director of Investor Relations